SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s Management Discussion and Analysis for the six months ended June 30, 2005 and 2004

Management Discussion & Analysis

Six months ended

June 30, 2005 and 2004

Disclaimer

This English language translation of the Management Report prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

1.	OVERVIEW

1.1	GENERAL INFORMATION

1.1.1	Development of the Group

The France Telecom group, with its main subsidiaries Orange, TP Group (Polish telecommunications operator TP S.A. and its subsidiaries), Equant, and PagesJaunes Group offers its private customers, businesses, and other telecommunications operators a wide range of services covering fixed and mobile communications, data transmission, Internet and multimedia as well as other value-added services. France Telecom presently serves 127 million customers worldwide.

In recent years, demand in the European telecommunications market has surged due to a combination of various factors -globalization of communication, growing integration of European markets, rapid growth in mobile telephony, the arrival and growth of the Internet, and development of data communication.

Against this backdrop and within a context of growing competition, during the period from 1999 to 2002, France Telecom pursued a strategy of developing new services and accelerated its international growth via acquisitions with the objective of very rapidly reaching critical mass across Europe in high-growth markets, particularly the mobile and Internet markets. These strategic investments for the most part could not be financed by shares, causing a significant increase in the debt of the group.

The launch of the “Ambition FT 2005” plan at the end of 2002, the success of the elements of this program for refinancing of the Group’s debt and strengthening of its equity, and the positive results of the “TOP” operational improvement program (see section 1.3.2 “Results of the TOP operational improvements program”) achieved in 2003, 2004, and in the first half of 2005, loosened the financial burden and allowed a sharp reduction of the Group’s financial debt.

This enables the group to fully devote itself to the development of its strategy as an integrated global operator by anticipating changes in the telecommunications industry.

The telecommunications market is in the midst of an upheaval. Customers can now access a wide variety of communications tools that have led to a surge in uses, but the services offered to them remain fragmented. Indeed the world of telecommunications is still organized into separate networks and services (fixed, mobile, and Internet). The goal of a global operator like France Telecom is to put the concerns of the customer at the heart of its services in order to offer an integrated communications universe independent of the handset or network that he uses. The vision of France Telecom, an integrated operator, is based on the convergence of the fixed, mobile, and Internet networks.

France Telecom has a full portfolio of businesses (fixed, mobile, and Internet) focused on all customer segments (large, small and medium-sized businesses, and multinational corporations) and uses (personal, home, and business) in most contexts (home, office, travel, and mobile). These assets offer the best assets for responding to the customer needs and developing a communications offer.

This integrated operator strategy has been carried out since the end of 2003 notably through the acquisition of the shares held by the minority shareholders of Orange, Wanadoo and Equant, the integration of Wanadoo within France Telecom S.A., the implementation of a new organization for the Group that is consistent with this strategy, and the steady launch of new services:

•	New lines of Home services;

•	Video telephony over all France Telecom networks 3/4mobile with Orange Intense, fixed with MaLigne Visio, and Internet with Wanadoo Visio;

•	Orange Intense, the third-generation offer from Orange using the UMTS, EDGE, and WiFi technologies;

•	Orange Business Everywhere, giving business customers continuous access to their communications universe via fixed, mobile, or Internet access;

•	Livebox, a home portal enabling broadband access for all Home communications services;

•	MaLigne TV and the Internet-television multi-services offering (television over ADSL);

•	Acceleration and expansion of the “Broadband for All” plan and of “Very High-Speed for Businesses”;

•	ADSL 2+, very high-speed Internet up to 18 Mb/sec;

•	Launch of the “Extended 512k Broadband” service enabling Internet users in areas not eligible for ADSL to access high-speed Internet using the “Re-ADSL” technology (“Re” referring to “extended network”);

•	And, finally, Liveservices, a package of wireless services surrounding Livebox, and Livecom, the first communications software for PC that integrates video telephony, unlimited ADSL telephony and instant messaging.

Furthermore, on June 29, 2005 France Telecom presented the Group’s plan for 2006 - 2008. The “NExT” (New Experience in Telecommunications) plan is a plan for a transformation over three years that will enable the Group’s customers to access a universe of enhanced and simplified services and will allow the Group to pursue its transformation as an integrated operator with a new profitable growth model. The “NExT” plan is aimed at making France Telecom the leading operator for new telecommunications services in Europe (see section 1.4.1.1 “The NExT plan (New Experience in Telecommunications”).

Within this context, on July 27, 2005 France Telecom announced that its subsidiary Orange S.A. had signed an agreement to acquire 80% of the equity of Auna (“Auna”), which holds 97.9% of Retevision Movil S.A., a mobile operator that conducts business under the “Amena” trade name for 6.4 billion euros. The final completion of this transaction will take place after the separation of the cable activities of Auna (“Auna Tlc”) and the fulfillment of certain other conditions, including approval from competition authorities. This transaction enables the France Telecom group to strengthen its strategy as an integrated operator in Europe so that it is now in a position to launch converging services relying on fixed and mobile broadband in a key supplementary European market (see section 1.4.1.3 “Acquisition of 80% of Spanish mobile operator Amena”).

Finally, the shareholding structure of France Telecom changed significantly in 2005. After selling its direct and indirect 10.85% equity stake in France Telecom S.A. on September 7, 2004, the French government sold a further 6.2% direct and indirect stake in France Telecom S.A. on June 9, 2005. This sale was carried out via a private placement with qualified investors in France and institutional investors outside France. As of June 30, 2005, the French state then held directly and indirectly — through the ERAP, a public industrial and commercial state entity — 34.9% of the equity of France Telecom S.A. compared to 42.2% as of December 31, 2004 (see Note 9 to the consolidated financial statements). Further to the new equity issue carried out in order to partially finance the acquisition of an 80% interest in Amena, with settlement-delivery taking place on September 26, 2005, the State held 33.1% of France Télécom S.A.’s share capital either directly or indirectly, through ERAP (see Note 11 to the consolidated financial statements).

1.1.2	New business segments

As announced in 2004, France Telecom decided to adapt its organization in order to better respond to the new needs of its customers and to fully integrate technological developments for the expansion and marketing of its communications services.

Commencing January 1, 2005, France Telecom defined the following four business segments (or sectors):

•	the “Personal Communication Services” segment (referred to hereinafter as PCS) covers the mobile telecommunications services activities in France, the United Kingdom, Poland, and in the rest of the world. It includes the entire Orange subsidiary as well as the mobile telephony business of TP Group (with its subsidiary Centertel) and that of other international companies in the Group;

•	the “Home Communication Services” segment (referred to hereinafter as HCS) covers the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and the distribution activities and support functions provided to other segments of the France Telecom group. It corresponds to the activities previously included in the segment “Fixed, Distribution, Networks, Large Customers and Operators” (other than services to businesses in France) and within the Wanadoo subsidiary, as well as the fixed telephony and Internet activities of TP Group and other international companies of the Group;

•	the “Enterprise Communication Services” segment (referred to hereinafter as ECS) covers corporate communications services in France and worldwide services to businesses. It covers the services to businesses in France previously included in the segment “Fixed, Distribution, Networks, Large Customers and Operators” as well as the worldwide services (activities of the subsidiary Equant);

•	the “Directories” segment corresponds to the activities of the PagesJaunes Group previously included in the subsidiary Wanadoo.

The business segments referred to above rely on their own resources and may share certain resources, particularly with respect to information systems and networks, research and development, distribution networks, and other shared expertise. The use of these shared resources is taken into account in the results from the business segments on the basis of either existing contractual relations between legal entities or external suppliers, or a reallocation of costs. The supply of shared resources is presented in the internal revenues for the provider business segment and the use of these resources is included in expenses under gross operating margin (hereinafter referred to as the GOM), see definition in section 6.2 “Glossary”) for the user business segment.

Income of the business segment corresponds to operating income, with the exception of income from sale of assets and from associates not directly attached to the business segments.

Data relating to the business segments in the following paragraphs is assumed to be stated prior to elimination of inter-segment transactions.

Financial data in this half-year Management Discussion & Analysis report is unaudited. The changes set out below are calculated on the basis of the data in thousands of euros, although the data is stated in millions of euros.

1.1.3	Transition to IFRS (International Financial Reporting Standards)

Commencing in 2005, the France Telecom group is presenting its consolidated financial statements in accordance with IFRS (International Financial Reporting Standards). As a result, comments in this Management Discussion & Analysis are made on the basis of the half-yearly consolidated financial statements under IFRS with comparative figures for the first half of 2004 prepared under the same standards (see Note 1 to the consolidated financial statements).

1.2	BUSINESS AND PROFITABILITY OF THE GROUP

1.2.1	Principal Operating Data

Revenues, the gross operating margin (hereinafter referred to as the GOM, see definition in section 6.2 “Glossary”), operating income, CAPEX excluding finance leases (hereinafter referred to as CAPEX, see definition in section 6.2 “Glossary”), and the indicator of the gross operating margin less CAPEX (hereinafter referred to as GOM – CAPEX indicator, see definition in section 6.2 “Glossary”) are presented in the table below for the 6 months ending June 30, 2005 and 2004.

Revenues, GOM, operating income, the GOM – CAPEX indicator, and the change in working capital requirements constitute the operating indicators for the group to monitor operational performance and the performance of its divisions, and serve as the basis for the evaluation of Group executive management and the managers of these divisions. In order to better evaluate the efforts of the operating divisions, the GOM – CAPEX indicator is calculated on the basis of the tangible and intangible capital expenditures excluding non-recurring capital expenditures (GMS and UMTS licenses) and excluding finance leases.

For the 6 months ending June 30, 2005 and 2004, the following table presents the main operating data for France Telecom group (see Note 4 to the consolidated financial statements).

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	23,665	23,139	22,655	2.3%	4.5%

GOM (1)	9,300	8,847	8,755	5.1%	6.2%
GOM / Revenues	39.3%	38.2%	38.6%

Operating income	6,479	—	4,322	—	49.9%
Operating income / Chiffre d’affaires	27.4%	—	19.1%

CAPEX (1)	2,713	2,094	2,070	29.6%	31.1%
CAPEX / Revenues	11.5%	9.0%	9.1%
UMTS / GSM licenses	88	0	5		ns

GOM - CAPEX (1)	6,587	6,753	6,685	(2.5)%	(1.5)%

Average number of employees (full-time equivalent) (1)	197,250	205,559	206,459	(4.0)%	(4.5)%

(1)	See section 6.2 “Glossary”.

1.2.1.1	Data on a historical basis

•	Net revenues

On a historical basis, France Telecom’s first half consolidated revenues amounted to 23.7 billion euros, up 4.5% over first half 2004. This increase reflects the strong growth in Personal Communication Services and, to a lesser extent, the growth in the Directories business, while revenues for Home Communication Services remained stable. The growth in mobile telephony includes the termination of the “Bill & Keep” arrangement as of January 1, 2005 (see section 1.2.1.2 “Figures on a comparable basis”), which led to an increase in revenues of 412 million euros over the first half 2005. Furthermore, exchange rate changes had a positive impact of 213 million euros on revenues, largely due to appreciation of the Polish zloty, which offset the unfavorable effect of the US dollar and pound sterling in the comparison of the two periods. By contrast, first half 2005 revenues were affected by a decline in revenues from Enterprise Communication Services, mainly attributable to fixed telephony in France, marked by a downward trend in traffic and price reductions for calls and, second, by a charge of -142 million euros due to changes in the scope of consolidation arising in particular from the sales of Orange Denmark on October 11, 2004 and that of France Telecom Cable (FTC) on March 31, 2005.

•	Gross operating margin

GOM came in at 9.3 billion euros in the first half of 2005, up 6.2% on a historical basis. Following the transition to IFRS, GOM now includes non-operating expenses and income. The first half 2005 GOM thus includes a reversal of a provision of 199 million euros relating to the Group’s Lebanon-based business (see Note 10 to the consolidated financial statements). Restated for this extraordinary item, GOM would have amounted to 9.1 billion euros in first half 2005, compared to 8.8 billion of euros in first half 2004 on a historical basis. This growth was generated by a sharp increase in mobile services, particularly in the Rest of the World, France, and Poland, but was also due to fixed line business in France and Poland and, to a lesser extent, Directories. The GOM increase was boosted by an improvement in exchange rate fluctuations of 128 million euros between first half 2004 and first half 2005, largely owing to the positive change in the Polish zloty. These positive effects were partially offset over the first half 2005 (i) by a reduction in GOM from Enterprise Communication Services in France largely due to a decline in sales in this segment and (ii) by the negative effect of changes in the scope of consolidation and other changes.

The GOM return on revenues improved by 0.7 point, from 38.6% in the first half of 2004 on a historical basis to 39.3% in first half of 2005.

•	Operating income

Over the same period, operating income grew 49.9% to 6.5 billion euros, adding to the improvement in GOM, largely due to:

•	the substantial increase in gains (losses) on disposal of assets in first half 2005, which amounted to 1,171 billion euros, compared to 131 million euros in first half 2004 (see Note 6 to the consolidated financial statements). The gains (losses) on the disposal of assets in first half 2005 was comprised of (i) income from the sale of investment securities mainly relating to PagesJaunes Group for 386 million euros, Tower Participations SAS, the holding company of TDF, for 377 million euros, MobilCom AG for 265 million euros, and Intelsat for 51 million euros; (ii) a reversal of a provision of 74 million euros relating to BlueBirds; and (iii) other items for 19 million euros. The gains (losses) on disposal of assets in first half 2004 reflected (i) sales of financial assets including, in particular, a reversal of a provision of 61 million euros for Telinvest and income of 57 million euros relating to the sale of the last tranche of Pramindo Ikat shares; (ii) sales of tangible and intangible assets for 18 million euros; and (iii) other items for -5 million euros;

•	the absence of impairment of goodwill in first half 2005 compared to -534 million euros in first half 2004. In the first half of 2004, impairment of goodwill of -534 million euros relating to Equant was recorded following a review of the outlook for the company because of decline in revenues and the risks associated with the continuing difficult economic and competitive environment during first half 2004;

•	the sharp reduction in depreciation and amortization of 470 million euros between first half 2004 and first half 2005. This reduction is mainly due to (i) an extended life span for certain categories of non-current assets (see section 1.2.1.2 “Figures on a comparable basis” and Note 3 to the consolidated financial statements), (ii) the end of the depreciation of a significant number of non-current assets and the substantial reduction in CAPEX recorded prior to 2004, and (iii) impairment of the tangible and intangible assets of Equant booked in 2004, and (iv) the positive impact of the sale of Orange Denmark on depreciation and amortization.

These items entirely offset the unfavorable impact of the following:

•	the impairment of non-current assets booked in first half 2005 for -196 million euros (compared to a positive amount of 90 million euros for first half 2004), including -185 million euros related to Equant following the decision under the “NExT” plan to abandon the Equant brand in 2006 (see Note 5 to the consolidated financial statements);

•	the restructuring cost of -174 million euros for first half 2005 (compared to -39 million euros for first half 2004), mainly connected with the early retirement plan for -119 million euros, the expense of the Equant restructuring for -26 million euros and the costs of mobility to the public sphere for -22 million euros (see Note 7 to the consolidated financial statements).

The increase of 2.157 billion euros in operating income between first half 2004 and first half 2005 thus reflects an improvement in GOM (545 million euros) linked, in particular, to the combined effect of a sharp increase in gains (losses) on disposal of assets (1,040 million euros) and a decline in depreciation and amortization (470 million euros) between the two periods. Finally, the ratio of operating income to revenues rose by 8.3 points to 27.4% for first half 2005, compared with 19.1% for first half 2004.

•	GOM – CAPEX indicator

Between first half 2004 and the first half 2005 the GOM – CAPEX indicator fell 1.5% in historical data to 6.6 billion euros. Comparing the two periods, the increase of 31.1% in CAPEX (or an increase of 643 million euros) offset the growth of 6.2% in GOM (an increase of 545 million euros).

1.2.1.2	Data on a comparable basis

In order to improve comparability with first half 2005, comparable data is stated in respect of first half 2004. This is achieved by retaining the results of first half 2005 and adjusting first half 2004 in order to present comparable financial data in respect of periods, accounting policies, consolidation and exchange rates. The method used consist of applying the scope of consolidation of the first half 2005 to the data of the first half 2004, as well as the average exchange rate used for the income statement for first half 2005. Data on a comparable basis is not intended to replace the historical data of the past six-month period or previous periods.

The following table presents a reconciliation on both a historical and comparable basis for first half 2004.

	Changes on a comparable basis
(in millions of euros - unaudited)	Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX	Average number of employees
June 30, 2004 on a historical basis	22,655	8,755	(3,932)	2,070	6,685	206,459

Total Entries into the scope of consolidation	24	10	(2)	3	7	530
Orange Danemark	(122)	(16)	38	(11)	(5)	(722)
France Télécom Câble (FTC)	(35)	(8)	6	(5)	(3)	(338)
Other	(9)	2	2	(2)	4	(370)
Total Withdrawals from the scope of consolidation	(166)	(22)	46	(18)	(4)	(1,430)
Total Changes in the scope of consolidation	(142)	(12)	44	(15)	3	(900)

Bill & Keep (1)	412	(20)	0	0	(20)	—
Extension of the useful lives of certain categories of assets (2)	0	0	137	0	0	—
Other	1	(4)	0	4	(8)	—
Total Other changes	413	(24)	137	4	(28)	—

Exchange rate fluctuations (3)	213	128	(66)	35	93	—

June 30, 2004 on a comparable basis	23,139	8,847	(3,817)	2,094	6,753	205,559

(1)	Impact of the end of the “Bill & Keep” arrangement as of January 1, 2005, taking effect on January 1, 2004 in the comparable data. The termination of the “Bill & Keep” arrangement took place on January 1, 2005 and was reflected over the first half 2005 by an increase in revenues and the recording of service fees and interoperator costs for nearly the equivalent amount (see following paragraph).

(2)	Impact of the review of the useful lives of non-current assets carried out in conjunction with the preparation of the Group’s consolidated financial statements for the year ending December 31, 2005 under IFRS. Over first half 2005, this review was mainly reflected in a lengthening of the estimated useful lives of certain categories of non-current assets and a reduction in depreciation and amortization (see following paragraph and Note 3 to the consolidated financial statements).

(3)	Impact of the exchange rate fluctuations between the average exchange rate for first half 2004 and the average exchange rate for first half 2005.

•	Changes in scope of consolidation and other changes

•	Changes in scope of consolidation

The main changes in the scope of consolidation included in the transition of the historical data to the data on a comparable basis are as follows:

•	sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

•	sale of France Telecom Cable (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis.

IAS 27 relating to consolidated financial statements specifies the methods for consolidating a legal entity within the Group. IAS 27 and its interpretation SIC-12, which requires consolidation of all controlled entities even if the group does not hold any equity in the entities, do not have a significant effect on first half 2005 because of the introduction of similar provisions into French GAAP on January 1, 2004.

•	Other changes

The main other changes included in the transition of data on a historical basis to data on a comparable basis are as follows:

•	termination of the “Bill & Keep” arrangement as of January 1, 2005, effective January 1, 2004 on a comparable basis. In 2004, as in preceding years, billing between mobile operators in France was governed by the “Bill & Keep” arrangement. “Bill & Keep” (literally “billed and kept”) corresponds to a method by which a mobile operator bills the caller for the entire outgoing call to another mobile subscriber (the call recipient) without paying a share of the fee for access to the mobile network of the third-party operator;

•	the “Bill & Keep” arrangement was terminated on January 1, 2005 and was reflected in first half 2005 by an increase in revenues and by a nearly equivalent amount of service fees and interoperator costs;

•	the review of the useful lives of non-current assets (see Note 3 to the consolidated financial statements). In conjunction with preparing the group consolidated financial statements for fiscal year ending December 31, 2005 under IFRS, a review of the useful lives of non-current assets was carried out throughout the entire Group. The main impacts in first half 2005 of this review carried out within the companies of the group were a lengthening of the life of certain categories of non-current assets and a reduction in depreciation and amortization.

•	Exchange rate fluctuations

The following table presents the exchange rate fluctuations for first half 2004 included in the reconciliation of data on a historical basis and data on a comparable basis.

(in millions of euros- unaudited)	Exchange rate fluctuations on a comparable basis
Currencies		Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX
Polish Zloty	PLN	311	142	(88)	40	102
US Dollar	USD	(60)	0	12	(7)	7
Pound (Sterling)	GBP	(57)	(16)	13	(6)	(10)
Swiss Franc	CHF	2	0	0	0	0
Pound (Egyptian)	EGP	3	1	0	0	1
Other currencies		14	1	(3)	8	(7)

Exchange rate fluctuations		213	128	(66)	35	93

•	Net revenues

On this comparable basis, growth for first half 2005 was 2.3% for revenues, largely due to growth in Personal Communication Services, particularly in the Rest of the World, France, and Poland and, to a lesser extent, an increase in the Directories business, partially offset by a decline in Enterprise Communication Services and Home Communication Services revenues.

•	Gross operating margin

Between first half 2004 and first half 2005 the increase GOM on a comparable basis was 5.1%, which highlights the continued improvement in the Group’s operational profitability during the first six months of 2005. This growth was caused by a strong increase in the GOM of the mobile businesses, particularly in the Rest of the World, Poland, and France, but also in fixed services in France as well as, to a lesser extent, in the Directories business. The improvement in the GOM of Home Communication Services includes the positive impact of a reversal of a provision of 199 million euros relating to the Group’s Lebanon-based business (see Note 10 to the consolidated financial statements) and was bolstered by the policy of strict control of Group operating expenses. However, the improvement in these activities was in part offset by the decline in GOM for Enterprise Communication Services in France, mainly resulting from lower sales in this segment over the first half 2005.

Consequently, despite significant commercial investments to win and retain customers, the acceleration and the strengthening of the Group transformation, along with its positioning in growth sectors, mean that the Group continues to improve operational profitability. The group thus increased its ratio of GOM to revenues by more than one point to 39.3% during first half 2005, compared to 38.2% over the first half 2004 on a comparable basis. Excluding commercial expenses (see definition in section 6.2 “Glossary”), this ratio rose 1.8 point to reach 51.3% over first half 2005, compared to 49.5% over first half 2004 (see section 1.3.2 “Results of the TOP operational improvements program”).

•	Change in GOM – CAPEX indicator

With an improvement of 29.6% on a comparable basis, the sharp increase in CAPEX during first half 2005 (a rise of 619 million euros) offsets the 5.1% growth in GOM (an increase of 453 million euros). Consequently the GOM – CAPEX indicator registered a decline of -2.5% over the period.

1.2.2	Key Data on Net Income and Net financial debt

1.2.2.1	Net Income

For the 6 months ended June 30 of 2005 and 2004, the following table presents the key data relating to the France Telecom group net income.

	Six months ended June 30,
	2005	2004
(in millions of euros- unaudited)		historical
Operating income	6,479	4,322

Finance costs, net	(1,827)	(2,027)
Income tax	(1,018)	(1,138)

Net income	3,634	1,157

Attributable to :
- Equity holders of France Telecom S.A.	3,363	1,042
- Minority interests	271	115

The net financial loss improved by 200 million euros from a loss of -2,027 million euros in first half 2004 to -1,827 million euros for first half 2005, due to a reduction in net financial expenses of 236 million euros, largely due to the combined effect of a decline in the average net financial debt outstanding (see definition in section 6.2 “Glossary”) of 8.5 billion euros between the two periods and, in addition, a decline in the annual average compound rate, which fell from 6.98% for first half 2004 to 6.41% for first half 2005 (see section 1.2.2.2 “Change in net financial debt”). Over the first half of 2005, the financial loss also included an exchange loss of -118 million euros (compared to a loss of -90 million euros for first half 2004) and reflects the impact of discounting for the amount of -82 million euros (compared to -74 million euros for first half 2004).

After taking into account income tax of -1,018 million euros for first half 2005, compared to -1,138 million euros the previous year, net income came in at 3,634 million euros for first half 2005, up from 1,157 million euros for first half 2004.

The increase in minority interests between first half 2004 (-115 million euros) and first half 2005 (-271 million euros) reflects an improvement in the results of many of the France Telecom group companies, an optimized portfolio of assets, and the acquisition of the Equant minority interests.

As a result of all of these factors, net income attributable to the shareholders of France Telecom S.A. has more than tripled from 1,042 million euros in first half 2004 to 3,363 million euros in first half 2005.

1.2.2.2	Change in Net Financial Debt

As of June 30, 2005, France Telecom’s net financial debt (see definition in section 6.2 “Glossary”, and Note 8 to the consolidated financial statements) amounted to 46.3 billion euros compared to 49.8 billion euros as of December 31, 2004, and 56.7 billion euros as of June 30, 2004. The decline in net financial debt thus amounted to 10.4 billion euros from June 30, 2004. Compared to December 31, 2004, net financial debt was down 3.6 billion euros as of June 30, 2005, largely as a result of the following:

•	the net cash flow generated by operating activities, net of the net cash flow used in investing activities, excluding income from the sale of investment securities (hereinafter referred to as free cash flow excluding asset sales; see definition in section 6.2 “Glossary”) generated over the first half 2005 in the amount of 1.9 billion euros. This amount was used over the first half 2005 by the acquisition, within the context of implementation of the integrated operator strategy, of all of the Equant minority interests for 0.6 billion euros and the partial acquisition of the Orange Romania minority interests for 0.4 billion euros;

•	the proceeds from the sale of investment securities for 1.5 billion euros, including mainly PagesJaunes Group for 0.4 billion euros, Tower Participations SAS, the company holding TDF, for 0.4 billion euros, France Telecom Cable (FTC), and the cable networks of the France Telecom group for 0.3 billion euros, MobilCom AG for 0.3 billion euros, and Intelsat for 0.1 billion euros;

•	the deconsolidation of the tax loss carryback receivables relating to fiscal year 2001 following the restructuring of the contract for the sale of the tax loss carryback receivables in June 2005, for 1.3 billion euros;

•	other items for 0.1 billion euros.

These items which lowered the Group’s financial debt were partially offset over the first half 2005 by the payment of dividends of 1.2 billion euros by France Telecom S.A.

The ratio of net debt to equity amounted to 2.20 as of June 30, 2005, compared to 2.82 as of December 31, 2004.

The ratio of net debt to GOM was 2.50 as of June 30, 2005 (on the basis of the GOM recorded during the previous 12 months on a historical basis) compared to 2.78 as of December 31, 2004. The net financial debt reduction achieved in the first half 2005 has enabled France Telecom group to confirm its objective of a ratio of net debt to GOM lower than 2.50 for the year 2005.

1.3	THE “AMBITION FT 2005” PLAN

1.3.1	Summary of Principles

On December 4, 2002, France Telecom launched the “Ambition FT 2005” plan, the second phase of which relates to the strengthening of the financial structure of the group with the “15 + 15 + 15” plan:

•	more than 15 billion euros in net cash flow generated by operations net of the net cash flow used in investing activities (hereinafter referred to as free cash flow; see definition in section 6.2 “Glossary”), to be generated under the “TOP” (Total Operational Performance) program. The cash flows are to be applied to debt reduction. The results of this program are described in the paragraph below;

•	15 billion euros to strengthen shareholder’s equity, with the participation of the French State in its capacity as shareholder prorata to its shareholding interest, i.e. about 9 billion euros; a share capital increase of 14.9 billion euros was completed during first half 2003;

•	15 billion euros in refinancing of the Group’s debt. Between December 2002 and February 2003, France Telecom refinanced more than 14 billion euros of debt (bond issues of December 2002 for 2.8 billion euros, then in January and February 2003 for 6.4 billion euros, plus the implementation in February 2003 of a new 5 billion euro line of credit).

These three actions were implemented in parallel with the objective of achieving by year end 2005 a ratio of debt to GOM lower than 2.5, providing the group greater strategic and financial flexibility. This ratio was 2.50 as of June 30, 2005 (on the basis of the GOM recorded during the previous twelve months on a historical basis), compared to 2.78 as of December 31, 2004.

1.3.2	Results of the “TOP” operational improvements program

The following table presents trends in operating expenses (operating expenses included in computing GOM, hereinafter referred to as OPEX, see definition in section 6.2 “Glossary”) and in CAPEX (see definition in section 6.2 “Glossary”), between first half 2004 and first half 2005 within the context of the “TOP” program.

	Six months ended June 30,			Differences
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	23,665	23,139	22,655	526	1,010
OPEX excluding commercial expenses (1)	(11,529)	(11,674)	(11,240)	145	(289)
Commercial expenses (1)	(2,836)	(2,618)	(2,660)	(218)	(176)
Total OPEX	(14,365)	(14,292)	(13,900)	(73)	(465)

GOM	9,300	8,847	8,755	453	545
GOM / Revenues	39.3%	38.2%	38.6%
GOM excluding commercial expenses / Revenues	51.3%	49.5%	50.4%

CAPEX	2,713	2,094	2,070	619	643

GOM - CAPEX	6,587	6,753	6,685	(166)	(98)

Change in operating working capital requirements (2)	81	—	(99)

(1)	See section 6.2 “Glossary”.
(2)	A positive amount signifies an improvement in working capital requirements (positive impact on cash flows). A negative amount signifies a degradation in the working capital requirements (negative impact on cash flows).

The “TOP” program is the program for improving the Group’s operational performance. It is designed to boost each of the group’s businesses by year end 2005, so that they post the best performance of other operators and generate 15 billion euros of free cash flow over the period from 2003 to 2005 to be applied to debt reduction.

Since the start of 2003, the Group has been focused on reaching this objective by setting up several programs organized by projects according to the group’s structure. Furthermore, group-wide projects involving various Group functions have been implemented. These include projects relating to purchases, network capital expenditures, overhead expenses, working capital requirements, information systems, research and development, communications expenses, logistics, and real estate.

In order to bolster growth in the second half of 2003, France Telecom launched a growth initiatives program named “TOP Line” consisting of some 50 growth projects under the responsibility of the operating divisions and 13 group-wide projects aimed at developing and launching new services.

During first half 2004, in order to strengthen awareness of changing customer needs, as well as to step up the work on synergies among the group’s various business segments, the projects of the “TOP” program were reorganized into four major group-wide transformation programs focused on four themes: marketing and brands, customer facing, networks and information systems, and support functions.

As in 2003 and 2004, the implementation of the “TOP” program generated significant cash flows during first half 2005. Free cash flow excluding asset sales in first half 2005 amounted to 1.9 billion euros, i.e. nearly double that of the same period in 2004 (1 billion euros). Affected over the first half of 2005 by the acquisition of the Equant and Orange Romania minority interests for a total of 1 billion euros, this indicator is a good reflection not only of the continued improvements in operational profitability under the “TOP” program, but also of the investment in growth by virtue of the significant increase in Group’s CAPEX in sectors with high growth potential (see section 1.3.2 “Results of the TOP operational improvements program”). Because implementation of this program is ahead of targets set in 2003, France Telecom has created additional maneuvering room to accentuate its efforts in the area of innovation and to launch a plan to accelerate growth with the “TOP Line” program.

1.3.2.1	Operating Expenses

On a historical basis, the 3.3% increase in operating expenses between first half 2004 and first half 2005 largely results from terminating the “Bill & Keep” arrangement as of January 1, 2005 (see section 1.2.1.2 “Figures on a comparable basis”), which was reflected during first half 2005 by an increase in service fees and interoperator costs of -432 million euros.

In terms of the 2.3% increase in revenues on a comparable basis, the increase in operating expenses was limited to 0.5% over first half 2005.

During the launch phase of the “TOP” program, priority was given to actions that had quick results (reduction of overhead with a decline in outsourcing and temporary consultants, a new travel policy, and a reduction in communications expenses). The projects then entered the deployment phase involving changes to procedures, systematic research into sharing resources, and implementation of synergies to achieve ongoing improvements in the Group’s operational performance. With the simultaneous pursuit of the operating improvement program (“TOP” program) and the growth acceleration program (the “TOP Line” program), the limited increase on a comparable basis in operating expenses over first half 2005 (0.5% on a comparable basis) in relation to revenue growth (2.3% comparable) generated additional flexibility for the Group to better meet the competition in the growth sectors. As a proportion of revenues on a comparable basis, operating expenses declined during first half 2005 by -1.1 points in relation to first half 2004 (-0.7 point on a historical basis). Consequently, by combining control of operating expenses with the relaunch of revenue growth, the percentage of operating expenses to revenues on a comparable basis has declined from 61.8% in first half 2004 to 60.7% in first half 2005.

In absolute value, the increase in operating expenses between first half 2004 and first half 2005 on a comparable basis was largely contained, with a small increase limited to -73 million euros, related primarily to the increase in sales expenses which reflects the Group’s efforts in a more competitive market to retain existing customers win new customers, and invest in growth. Excluding sales expenses, operating expenses on a comparable basis fell by 145 million euros between the two periods. On a historical basis, the increase in operating expenses excluding sales expenses between first half 2004 and first half 2005 (-289 million euros) mainly reflects the termination of the “Bill & Keep” arrangement as of January 1, 2005 (see section 1.2.1.2 “Figures on a comparable basis”), i.e. an additional -432 million euros in expenses on a comparable basis.

The transformation of operating procedures and the effects of the “TOP” program benefited operating expenses with improved selectivity of expenses and increased resource sharing throughout the group. In addition to the “TOP” program, which continued deployment over the first half of 2005, and still within the context of the first phase of the “15 + 15 + 15” program, France Telecom has achieved its goal to relaunch growth with the “TOP Line” program.

1.3.2.2	CAPEX

On a historical basis, CAPEX amounted to 2.7 billion euros, up 31.1% between first half 2004 and first half 2005.

On a comparable basis, the increase in CAPEX was 29.6% between first half 2004 and first half 2005. In line with the logic of the “TOP” program, and in order to boost productivity and improve selectivity in investments, the CAPEX were up in potential high growth sectors, and reflect the rapid deployment of broadband services, both mobile, with investments in EDGE and UMTS mobile networks and fixed line networks, with the investment expenditures for ADSL.

In terms of comparable data, the 2nd and 3rd generation mobile infrastructures and equipment thus represented an investment of 809 million euros during first half 2005, up 30.0% in relation to first half 2004. After being the first to launch EDGE technology for businesses in France in April of 2005, these investments allowed Orange to expand its offer to the general public in June 2005. Greater investments in EDGE technology have completed the national coverage of the 3rd generation and WiFi networks to form the leading national mobile broadband network with 45% of the population covered by 3G, 85% of the population (and 90% of businesses) covered by EDGE, and more than 8,000 WiFi hot spots.

Furthermore, within the context of the “TOP” program, CAPEX have benefited, on the one hand, from negotiations as part of the “TOP Sourcing” project leading to purchasing costs and, on the other hand, from better selectivity in tangible and intangible capital expenditures. It is also useful to point out the very significant impact of the sharp price cuts for purchases of UMTS and ADSL equipment and their very rapid deployment by the mobile network, not only in France and UK but also in the other European countries. ADSL coverage is also rapidly expanding in France particularly due to “Re-ADSL” technology (“Re” referring to “extended network”). In ADSL, the increase in the penetration rate has also given the Group the benefits of an increase in the use rate of the high-speed equipment.

Thanks to optimized investments and the favorable effects of the purchasing policy, which are particularly important in new technologies, France Telecom is benefiting from a leverage effect and accelerating the deployment of its broadband fixed and mobile networks, with the number of ADSL lines placed in service in France surging 24% as of June 24, 2005 from December 31, 2004, Orange’s launch of its offer based on EDGE technology for businesses and for the general public in France, and the acceleration of the UMTS and EDGE deployment in France and in other European mobile networks.

The increase in CAPEX between first half 2004 and first half 2005 also reflects the growth in IT investments. IT tangible and intangible capital expenditures increased 25.6% on a comparable basis between the two periods. This growth reflects the implementation of Group IT solutions, in particular for billing and customer relations, convergence projects, and the acceleration of information technology investments in high growth areas such as Rest of World Personal Communication Services.

In line with France Telecom’s objectives for 2005, CAPEX were up sharply and represented 11.5% of Group revenues in first half 2005, up from 9.0% in first half 2004 on a comparable basis (9.1% on a historical basis).

1.3.2.3	Gross Operating Margin – CAPEX Indicator

On a historical basis, the GOM – CAPEX indicator recorded a –1.5% decrease, or –98 million euros, between first half of 2004 and first half 2005, to reach 6.6 billion euros for first half 2005.

On a comparable basis, the GOM– CAPEX indicator declined by–166 million euros between the two periods. With a 29.6% increase, the rise in CAPEX over the first six-month period of 2005 (an increase of 619 million euros), effectively offset the 5.1% growth in GOM (an increase of 453 million euros), and the GOM– CAPEX indicator declined–2.5% over the period.

1.3.2.4	Change in Operating Working Capital requirements

The consolidated cash flow statement shows a negative change in total working capital of just –36 million euros over first half 2005, a marked improvement compared to the first half of 2004 (–314 million euros).

Under the impact of the program to reduce working capital requirements in conjunction with the “TOP” Program, working capital reduced by 81 million euros in first half of 2005 (compared with an increase of 99 million euros for first half of 2004), primarily due to a reduction in net inventories of 53 million euros.

1.4	OUTLOOK

1.4.1	Objectives of France Telecom Group

On June 29, 2005, France Telecom introduced the Group’s 2006 - 2008 Program. The “NExT” Program (“New Experience in Telecommunications”) is a three-year transformation program that will allow the Group’s customers to access a universe of enriched and simplified services and will allow the Group to pursue its transformation as an integrated operator supported by a renewed model of profitable growth. The “NExT” program is intended to make France Telecom the benchmark for the new telecommunications services in Europe.

1.4.1.1	The “NExT” program (New Experience in Telecommunications)

•	NExT: simplicity, innovation, performance

The innovations announced on June 29, 2005 include:

•	Asingle portal: in 2006, France Telecom will roll out a single portal to provide its customers with a simple interface and a unified customer experience when accessing the Group’s services. This portal, adapted to each customer, can be access using a variety of terminals, not only computers. The single portal will be a simple and practical interface with all services of the France Telecom group.

•	Unified customer service: France Telecom plans to provide a unified customer support service by the end of 2006, with a single point of contact for all offerings. The Group will also launch a customer loyalty program in the near future.

•	An adapted and simplified brand architecture: In France, Poland and all other countries where the Group operates as the historic operator, France Telecom will deploy a pragmatic approach leveraging both legacy grands (France Telecom, TP etc) and Orange. Over the next 18 months, Orange should become the Group’s international commercial brand for mobile, broadband and multi-play offers, as well as for the entire business segment. The company’s name remains unchanged.

To implement the “NExT” program and foster the rapid development of integrated offerings and and convergent services, the Group will implement:

•	the unification of network management in each country;

•	the adaptation of its information systems to increase reactivity;

•	strategic marketing based on a new innovation center and a joint product factory to shorten the time to market of its new services.

•	NExT: new convergent and innovative services

France Telecom is introducing a whole new world of services in the area of communicationinfotainment and everyday life. New convergent offerings are presented as examples.

•	New communication services

Family Talk: unlimited 24/7 communication between fixed and mobile handsets for family members for 39 euros per month (29 euros for the first two months). Commercial launch in June 2005 for around 150,000 customers;

LiveCom: communication software integrating voice, videophony and instant messaging to communicate with computers, fixed line terminals, mobile phones and videophones. Commercial launch in June 2005 in France;

Livephone: broadband telephon that notifies the customer of e-mails, lets the customer updated the Wanadoo contact list and provides access to practical services with no need for a computer. Commercial launch in fourth quarter 2005;

Mobile & Connected: combined mobile and and Internet access. Commercial launch planned for the first half of 2006.

•	Newinfotainment services

Photo Transfer: a service that transfers photos stored on a mobile phone through the Livebox to a photoblog. Commercial launch in fourth quarter 2005;

LiveMusic: wireless transfer of music between computer and stereo system/home cinema thanks to a WiFi link and Livebox. Commercial launch in fourth quarter 2005.

•	New everyday life services

LiveZoom: using the Livebox, LiveZoom lets users keep an eye on their homes through a mobile phone or computer. Commercial launch in fourth quarter 2005;

Home Maintenance: an offer combining MaLigne Visio with a range of other services to stay in contact with his family and friends, as well as to social and medical services. Commercial launch for second half 2005;

Mobivisit: an interactive mobile guide providing location-specific information when traveling (sites, restaurants, events, etc.). Commercial launch end of 2006.

•	New services for business

Launch of the new Business Everywhere Multimedia generation that allows users to access and use their professional applications and services anywhere, at any time, from all terminals, thanks to a secure multi-access connection to the company Intranet and Internet. Commercial launch scheduled over 2005 to 2008.

•	NExT: ambitious operational objectives

The operational objectives for the “NExT” program for 2008 are as follows:

•	5% to 10% of the Group’s total revenues from convergent offers;

•	availability of the single portal for 100% of the customer basein Europe;

•	2 million IP telephones and over 30% of the mobile customer base using signature devices;

•	over 12 million fixed line broadband customers, including over 8 million Livebox customers (6 million in France);

•	over one million subscribers to MaLigne TV in France, and over 400 millioneuros in content revenues;

•	over 12 million mobile broadband customers, including 6 million customers in France and 5 million customers in the United Kingdom;

•	in the Enterprise market, over one million Business Everywhere customers, and over 2 billion euros in revenues from Information and Communication Technology services (ICT).

To support its transformation, France Telecom is announcing a 25% increase in employee training investments and a reinforced incentive program for its employees.

•	Group financial performance

France Telecom confirms its objectives for 2005 under IFRS:

•	revenue growth on a comparable basis between 3% and 5%,

•	GOM in excess of 18.5 billion euros,

•	ratio of CAPEX to revenues at the high end of the 10% to 12% range,

•	ratio of net debt to GOM under 2.5.

France Telecom has also set new financial objectives for 2008:

•	average pro forma growth in revenues of between 3% and 5% annually from 2006 to 2008,

•	growth in GOM slightly greater than revenue growth over the same period,

•	ratio of CAPEX to revenues stable at about 12%,

•	research and development expenditures (research and development costs excluding depreciation plus R&D tangible and intangible capital expenditures) of up to 2% of revenues,

•	ratio of net debt to GOM under 2 by the end of 2008,

•	a dividend of 1 euro per share for fiscal year 2005. The Board of Directors of France Telecom has indicated that it plans to recommend to the Shareholder’s Meeting a dividend of 1 euro per share payable in 2006. For the period 2006 - 2008, the dividend should grow in line with two key indicators -growth in organic free cash flow (see definition in section 6.2 “Glossary”) and sector benchmarks.

1.4.1.2	Wireless and Internet Broadband

For mobile telephony in France, pursuant to agreements signed by Orange in conjunction with the renewal of its GSM license in March 2004, the objective is to reach 100% coverage for the 36,000 communities and high-priority transport links by 2007. Moreover, by combining EDGE technology with UMTS technology, Orange is taking a new step in its mobile broadband strategy. Between 2005 and 2006, Orange will have invested over 200 million euros to upgrade its entire GSM networks to EDGE. In total, this would amount to around 500,000 customers by the end of 2005, and 2 million customers by the end of 2006, who should be using Orange broadband mobile services through its complementary EDGE, 3G and WiFi networks.

For ADSL, the total investment package is expected to be 700 million euros in the period from 2003 - 2005. After reaching its target of 90% broadband coverage by the end of 2004, France Telecom will increase this coverage to 96% by year-end 2005 and, by the end of 2006, 100% of telephone centers in France will be equipped with broadband. Moreover, the acceleration and expansion of the “Very High Frequency for Businesses” Plan will represent for France Telecom an additional 250 million euros in capital expenditures for 2005 - 2007, raising to nearly 1 billion euros the additional investments in broadband and to more than 3 billion euros all the capital expenditures made by France Telecom for networks in France in 2005 - 2007.

1.4.1.3	Acquisition of 80% of Spanish Mobile Operator Amena

On July 27, 2005, France Telecom announced that its subsidiary Orange S.A. had signed an agreement with a view to purchasing 80% of Auna (“Auna”), which holds 97.9% of Retevision Mobil S.A., a mobile phone operator conducting business under the “Amena” trade name for 6.4 billion euros. Completion of this transaction will take place after the separation of Auna’s cable activities (“Auna Tlc”) and after other conditions have been met, including approval from competition authorities.

France Telecom will then merge Auna, Retevision Movil S.A. and France Telecom España (which holds the Group’s fixed and Internet activities in Spain under the Wanadoo brand). This acquisition includes the signature of a strong strategic partnership with the current Spanish shareholders of Amena - Grupo Santander, Endesa, Union Fenosa and some other minority shareholders, including some Spanish savings banks. Keeping 20% of Amena, after the merger of Amena and France Telecom España, the Spanish partners of France Telecom are expected to hold between 20% and 25% of France Telecom España, given the more leveraged financial structure of that company. These partners have agreed to remain as shareholders within a partnership for at least three years. At the end of the three years, they will be able to transfer their stake to a third party or to France Telecom, which enjoys a right of first refusal. France Telecom has agreed to indemnify them for the difference between the sale price (to a third party or to France Telecom) and 90% of the price reflected by this transaction plus annual interest 4.5% capitalized.

On a comparable basis, the objective of France Telecom for the end of 2005 is to have over 11.8 million customers in Spain and to earn revenues of 4.1 billion euros, with a GOM of about 1.2 billion and CAPEX of approximately 750 million euros. This transaction strengthens France Telecom’s integrated operator strategy in Europe. France Telecom is now in a position to launch convergent offers based on fixed and mobile broadband in an additional key European market. France Telecom España is going to review the possibility of using the single strong brand “Orange” in its integrated approach.

This transaction fully meets the cash flow criteria defined under the “NExT” Program. Payment for the transaction will be in cash and 3 billion euros is being financed by a bonus allotment of equity warrants to France Telecom shareholders. Details of the transaction are outlined in a prospectus approved by the French Autorité des Marchés Financiers (AMF) under No. 05-666 dated August 31, 2005.

Following this acquisition, France Telecom will consolidate additional net debt of approximately 5.7 billion euros. This amount, estimated for end of 2005, is based on Amena’s estimated net debt at the end of 2005, and does not take into account the potential effect of any price adjustment clauses at the time of the transaction.

1.4.2	Objectives of PagesJaunes Group

The PagesJaunes Group has set the following financial targets:

•	5% to 7% growth in 2005 consolidated revenues,

•	Consolidated growth in GOM over 10% excluding telephone information services in 2005,

•	GOM breakeven point for QDQ Media by the end of 2006,

•	Maintenance of the objective to pay out the entire net income from the operational activities of PagesJaunes Group for fiscal year 2005.

It should be noted that the distribution objective does not in any event constitute a commitment by PagesJaunes Group and future dividends will be dependent on the earnings of PagesJaunes, its financial situation, and any other element that the Board of Directors and the shareholders of PagesJaunes Group deem relevant.

2.	ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.1	FROM GROUP NET REVENUES TO GROSS OPERATING MARGIN

Further to the launch of the “FT Ambition 2005” Plan (see section 1.3 “The Ambition FT 2005 plan”) on December 4, 2002, France Telecom defined objectives organized primarily around the “TOP” program to improve operational performance, the expected effects of which led the Group to analyze the operational costs included in the determination of GOM (designated below as OPEX, see definition in section 6.2 “Glossary”) based on type, divided between:

•	operational expenses excluding labor costs (wages and employee benefit expenses, referred to hereinafter as OPEX excluding labor costs, see definition in section 6.2 “Glossary”), including external purchases (see definition in section 6.2 “Glossary”) and other operational income and expenses;

•	and labor costs (wages and employee benefit expenses, see section 6.2 “Glossary”).

The following chart shows the transition from revenues to GOM, detailing by type the total of the operating expenses included in the GOM of the France Telecom Group, for the 6 months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	23,665	23,139	22,655	2.3%	4.5%

OPEX excluding labor costs (wages and employee benefit expenses) (1)	(9,876)	(9,762)	(9,372)	1.2%	5.4%
External purchases (1) and (2)	(9,326)	(9,034)	(8,657)	3.2%	7.7%
Other operating income and expenses	(550)	(728)	(715)	(24.5)%	(23.1)%
Labor costs (wages and employee benefit expenses) (1)	(4,489)	(4,530)	(4,528)	(0.9)%	(0.9)%
Total OPEX	(14,365)	(14,292)	(13,900)	0.5%	3.3%

GOM	9,300	8,847	8,755	5.1%	6.2%

(1)	See section 6.2 “Glossary”.
(2)	Net of capitalized production.

The following table shows the adjustments from historical basis to comparable basis for the Group’s operating expenses included in GOM for first half 2004.

	Changes on a comparable basis
(in millions of euros - unaudited)	Revenues	OPEX excluding labor costs (wages and employees benefit expenses)	Labor costs (wages and employees benefit expenses)	GOM
June 30, 2004 on a historical basis	22,655	(9,372)	(4,528)	8,755

Changes in the scope of consolidation	(142)	107	23	(12)
Other changes (1)	413	(437)	0	(24)
Exchange rate fluctuations (2)	213	(60)	(25)	128

June 30, 2004 on a comparable basis	23,139	(9,762)	(4,530)	8,847

(1)	Impact primarily of the termination of the “Bill & Keep” system on January 1, 2005, effective January 1, 2004 on a comparable basis.
(2)	Impact of exchange rate fluctuations between the average exchange rate for the first half of 2004 and the average exchange rate for the first half of 2005.

2.1.1	Revenues

Revenues for France Telecom for first half 2005 amounted to 23.7 billion euros, up 4.5% over the prior half on a historical basis. The change in revenues on a historical basis is marked by the favorable impact of changes in the scope of consolidation and other changes that amount to 271 million in first half of 2004, principally relating to the following:

•	the impact of the end of the “Bill & Keep” system among mobile phone operators in France since January 1, 2005, which represents a positive amount of 412 million euros,

•	offset by the negative effect of the changes in the scope of consolidation of –142 million euros (sale of Orange Denmark for –122 million euros, sale of France Telecom Cable (FTC) for 35 million euros and other changes in the scope of consolidation for 15 million euros).

Furthermore, the positive effect of the exchange rate fluctuations represented 213 million euros in first half 2004, with the positive impact of 311 million euros related to the Polish zloty largely offsetting the unfavorable effect of a decline in the US dollar (–60 million euros) and pound sterling (–57 million euros).

On a comparable basis, consolidated revenues for first half 2005 increased 2.3%. The increase in the Group’s revenues was driven by growth in Personal Communication Services (up 6.9%), which was generated by a sharp rise in the number of customers. This growth in mobile phone activities offsets a limited revenue decline in Home Communication Services (–1.5%), with the drop in traditional fixed line service for the general public partially offset by growth in broadband Internet usage. Revenues from the Enterprise Communication Services segment, which dipped –4.9%, reflect the underlying decline in business services, while Directory activities rose by 9.5%.

The number of customers of France Telecom via controlled companies was 127.5 million as of June 30, 2005, up 7.1% on a historical basis and 8.6% on a comparable basis. The number of additional subscribers between June 30, 2005 and June 30, 2004 amounts to 8.5 million on historical basis and was recorded primarily in mobile phone services that totaled nearly 8.7 million additional active customers. The Internet was up slightly with 0.55 million new active customers. The number of customers in fixed telephony remained virtually stable (increase of 0.062 million customers). There was also a –0.863 million decline in cable subscribers due to the sale of France Telecom Cable (FTC) in first quarter of 2005.

The following table sets forth the Group’s revenues per segment for the six months ended June 30, 2005 and June 2004, before eliminations of inter-segment transactions.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
PCS France	4,739	4,441	4,029	6.7%	17.6%
PCS United Kingdom	2,812	2,850	2,903	(1.4)%	(3.2)%
PCS Poland	741	657	564	12.8%	31.5%
PCS Rest of world	2,782	2,398	2,516	16.0%	10.5%
Eliminations and other	(90)	(75)	(82)	(20.2)%	(9.1)%

Personal Communication Services (PCS)	10,984	10,271	9,930	6.9%	10.6%

Subscription fees	2,080	2,000	2,000	4.0%	4.0%
Telephone communications	1,597	1,841	1,841	(13.3)%	(13.3)%
Online services and Internet access	720	606	606	18.9%	18.9%
Other consumer services	444	461	497	(3.8)%	(10.6)%
Consumer services	4,841	4,908	4,943	(1.4)%	(2.1)%

Domestic carrier services	1,357	1,204	1,204	12.7%	12.7%
Other carrier services	1,385	1,572	1,566	(11.9)%	(11.6)%
Carrier services	2,742	2,776	2,770	(1.2)%	(1.0)%

Other HCS in France	1,245	1,247	1,243	(0.1)%	0.2%

HCS France	8,828	8,931	8,956	(1.1)%	(1.4)%

HCS Poland	1,560	1,682	1,450	(7.3)%	7.5%

HCS Rest of the world	837	789	799	6.1%	4.8%

Eliminations and other	(69)	(77)	(77)	10.8%	10.4%

Home Communication Services (HCS)	11,156	11,324	11,129	(1.5)%	0.2%

Business fixed line telephony in France	1,390	1,524	1,524	(8.8)%	(8.8)%
Business networks in France	1,357	1,397	1,397	(2.9)%	(2.9)%
Other business services in France	266	298	305	(10.5)%	(12.5)%
Business global services	1,139	1,113	1,165	2.4%	(2.2)%
Eliminations and other	(231)	(208)	(216)	(10.8)%	(6.7)%

Enterprise Communication Services (ECS)	3,922	4,123	4,175	(4.9)%	(6.0)%

Directories	482	440	433	9.5%	11.2%

Eliminations and Other	(2,879)	(3,020)	(3,012)	4.7%	4.4%

Group revenues	23,665	23,139	22,655	2.3%	4.5%

2.1.2	Operating expenses

2.1.2.1	Operating expenses excluding labor costs (wages and employee benefit expenses)

Excluding labor costs (wages and employee benefit expenses), operating expenses included in the GOM came to –9,876 million euros for the first half of 2005 compared with –9,372 million euros in first half 2004 on an historical basis and –9,762 million euros on a comparable basis.

On historical basis, this represents an increase of 5.4%, notably reflecting the impact of the decision to end the “Bill & Keep” system as of January 1, 2005, which resulted in an increase in the amount of service fees and interoperator costs in 2005.

On a comparable basis, operating expenses were up 1.2%, factoring in the increase in external purchases, primarily sales expenses, offset to a great extent by the reduction in other net operating expenses, which reflect the positive impact of 199 million euros reversal of provision relating to the Group’s activities in Lebanon.

Excluding commercial expenses, the ratio of total operating expenses included in the GOM excluding labor costs (wages and employee benefit expenses) to revenues improved, up from –30.9% for first half 2004 (on a comparable basis) to –29.7% for first half 2005.

The following table presents a breakdown of operating expenses excluding labor costs (wages and employee benefit expenses) by type for the France Telecom Group for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
External purchases (1) and (2)	(9,326)	(9,034)	(8,657)	3.2%	7.7%

Commercial expenses (1)	(2,836)	(2,618)	(2,660)	8.3%	6.6%
of which Purchase of handset and other of which products sold	(1,553)	(1,528)	(1,570)	1.7%	(1.1)%
of which Distribution commissions	(729)	(563)	(564)	29.5%	29.4%
of which Advertising, communication, of which sponsoring, rebranding	(554)	(527)	(526)	5.1%	5.3%
Other external charges (1)	(6,490)	(6,416)	(5,997)	1.2%	8.2%

Other operating income and expenses	(550)	(728)	(715)	(24.5)%	(23.1)%

OPEX excluding labor costs (wages and employee benefit expenses)	(9,876)	(9,762)	(9,372)	1.2%	5.4%

(1)	See section 6.2 “Glossary”.
(2)	Net of capitalized production.

2.1.2.1.1	External purchases

External purchases totaled 9,326 million euros in first half 2005 compared with 8,657 million euros in first half 2004 on a historical basis and 9,034 million euros on a comparable basis.

In relation to the data on a comparable basis for first half 2004, this represents an increase of 3.2%. This growth was primarily driven by the 8.3% increase in sales expenses, reflecting the Group’s efforts in an increasingly competitive environment to build loyalty among existing customer bases, win new customers and invest in growth.

Excluding commercial expenses, other external purchases (see definition in section 6.2 “Glossary”) were up slightly, rising 1.2% on a comparable basis.

2.1.2.1.2	Other operating income and expenses

Other operating income and expenses were down –23.1% on a historical basis (–24.5% on a comparable basis), coming out at –550 million euros in first half 2005 compared with –715 million euros for first half 2004 on a historical basis (–728 million euros on a comparable basis). This reduction primarily reflects the impact of the 199 million euro reversal of provisions relating to the Group’s activities in Lebanon.

2.1.2.2	Labor costs (wages and employee benefit expenses)

Labor costs (wages and employee benefit expenses) included in the GOM are given net of capitalized production (see section 6.2 “Glossary”). They do not include employee profit-sharing (see section 2.2.1 “Employee profit-sharing”) and share-based compensation (see section 2.2.2 “Share-based compensation”)

Labor costs (wages and employee benefit expenses) totaled –4,489 million euros in the first half of 2005 compared with –4,528 million euros in first half 2004 on a historical basis and –4,530 million euros on a comparable basis.

The following table presents the breakdown of labor costs (wages and employee benefit expenses) for the Group between France Telecom S.A., the French subsidiaries, and the international subsidiaries for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Labor costs (wages and employee benefit expenses) (1)
France Telecom S.A.	(2,675)	(2,706)	(2,674)	(1.2)%	0.0%
Subsidiaries in France	(500)	(527)	(571)	(5.1)%	(12.5)%
Total France	(3,175)	(3,233)	(3,245)	(1.8)%	(2.2)%

International subsidiaries	(1,314)	(1,296)	(1,283)	1.4%	2.4%
Group Total	(4,489)	(4,530)	(4,528)	(0.9)%	(0.9)%

(1)	See section 6.2 “Glossary”.

The following table presents the average number of employees (full-time equivalent, see definition in section 6.2 “Glossary”) for the Group, broken down between France Telecom S.A., the French subsidiaries and the international subsidiaries for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Average number of employees (full-time equivalent) (1)
France Telecom S.A.	103,085	107,819	107,336	(4.4)%	(4.0)%
Subsidiaries in France	16,553	16,678	17,560	(0.7)%	(5.7)%
Total France	119,638	124,497	124,896	(3.9)%	(4.2)%

International subsidiaries	77,612	81,062	81,563	(4.3)%	(4.8)%
Group Total	197,250	205,559	206,459	(4.0)%	(4.5)%

(1)	See section 6.2 “Glossary”.

The following table presents the number of employees (end of period, see definition in section 6.2 “Glossary”) for the Group, broken down between France Telecom S.A., the French subsidiaries and the international subsidiaries for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Number of employees (headcount at end of period) (1)
France Telecom S.A.	105,479	109,447	108,968	(3.6)%	(3.2)%
Subsidiaries in France	16,074	16,684	17,923	(3.7)%	(10.3)%
Total France	121,553	126,131	126,891	(3.6)%	(4.2)%

International subsidiaries	78,644	81,486	81,912	(3.5)%	(4.0)%
Group Total	200,197	207,617	208,803	(3.6)%	(4.1)%

(1)	See section 6.2 “Glossary”.

The number of Group employees (workforce at end of period) fell by 8,606 people (–7,420 people on a comparable basis) between June 30, 2005 and June 30, 2004. This represents a reduction of 5,338 people for France (–4,578 employees on a comparable basis) and –3,268 employees for international operations (–2,842 on a comparable basis).

The average number of Group employees for the period (full-time equivalent) was down –9,209 on a historical basis, representing a reduction of –4.5% between first half 2005 and first half 2004.

Changes in the scope of consolidation account for –900 employees (full-time equivalent), primarily due to the sale of Orange Denmark (–722 full-time equivalent employees) and France Telecom Cable (FTC) in France (–328 full-time equivalent employees).

On a comparable basis, the –8,309 people (–4.0%) reduction in the average number of full-time equivalent employees within the Group primarily concerns the Home Communication Services segment (–8,523 employees, including –5,102 in France and –2,607 in Poland), the Enterprise Communication Services segment (–386 employees, including –249 at Equant) and the Personal Communication Services sub-segment in the UK (–344 people).

Over the same period, the Group’s labor costs (wages and employee benefit expenses) fell –0.9% on a comparable basis (–0.9% on a historical basis), down from –4,530 million euros at the end of June 2004 (representing 19.6% of revenues) to –4,489 million euros at the end of June 2005 (representing 19.0% of revenues).

This –0.9% pro forma reduction breaks down as follows:

•	–4.0% for the volume effect, linked to the reduction in the average headcount;

•	+0.7% for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures;

•	+2.4% for the change in the average unit cost, excluding the impact of net reductions in staffing levels.

At France Telecom S.A., the average number of employees fell –4.4% (–4,734 full-time equivalent employees) between first half 2005 and first half 2004 on a comparable basis. This reduction notably reflects the impact of staff departures under the end-of-service early retirement plan: a total of 32,447 people have opted for this system since it was introduced in September 1996 (excluding other pre-existing early retirement plans). Between June 30, 2005 and June 30, 2004, France Telecom S.A. recorded –4,271 staff departures on early retirement (congés de fin de carrière), –2,278 permanent departures (excluding early retirement). In addition, –327 staff were transferred to the public sector in first half 2005.

France Telecom S.A. saw its labor costs fall –1.2% on a comparable basis in first half 2005. This decrease primarily reflects the reduction in staffing levels, offset in part by (i) the increase in salaries due to general measures for civil servants and basic salaries for employees covered by the national collective wage agreement, (ii) the effects resulting from implementation of the legal unemployment insurance system for non-civil servant staff and an additional pension system for civil servants, (iii) and by the impact of a change in the rules applicable for calculating the apprenticeship tax.

2.1.2.3	Gross operating margin

The France Telecom Group’s GOM rose to 9,300 million euros in first half 2005 from 8,755 million euros in first half 2004 on a historical basis, representing an increase of 6.2%.

On a comparable basis, the GOM totaled 8,847 million euros at the end of June 2004, up 5.1% on first half 2005 on a comparable basis.

The margin rate, based on the ratio of GOM to consolidated revenues, has improved, rising from 38.6% in first half 2004 (historical basis) and 38.2% (comparable basis) to 39.3% in first half 2005.

2.2	FROM GROSS OPERATING MARGIN TO OPERATING INCOME OF THE GROUP

The following table presents the transition from GOM to operating income, detailing France Telecom Group’s operating expenses included between GOM and operating income for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
GOM	9,300	8,847	8,755	5.1%	6.2%

Employee profit-sharing	(166)	—	(107)	—	55.0%
Share-based compensation	(34)	—	(55)	—	(36.9)%
Depreciation and amortization	(3,462)	(3,817)	(3,932)	(9.3)%	(11.9)%
Impairment of goodwill	0	—	(534)	—	ns
Impairment of non-current assets	(196)	—	90	—	ns
Gains (losses) on disposal assets	1,171	—	131	—	ns
Restructuring costs	(174)	—	(39)	—	ns
Share of profits (losses) of associates	40	—	13	—	ns

Operating income	6,479	—	4,322	—	49.9%

2.2.1	Employee profit-sharing and share-based compensation

2.2.1.1	Employee profit-sharing

Pursuant to the French law of July 26, 1996 and French labor regulations, France Telecom has had an employee profit-sharing system since January 1, 1997, enabling employees to share in the company’s growth. The profit-sharing agreement, signed with staff representatives and unions, applies to French subsidiaries in which the group has a direct or indirect interest of over 50%.

The expense calculated for first half 2005 in accordance with the terms and conditions in force under the agreement came to –166 million euros, compared with –107 million euros for first half 2004, and breaks down as follows:

•	Home Communication Services for –108 million euros (–47 million euros in first half 2004);

•	Personal Communication Services for –34 million euros (–35 million euros in first half 2004);

•	Directories for –15 million euros (–13 million euros in first half 2004);

•	Enterprise Communication Services for –9 million euros (–12 million euros in first half 2004).

2.2.1.2	Share-based compensation

Share-based compensation packages represented a total expense of –34 million euros for first half 2005, down from –55 million euros for first half 2004. For first half 2005 as in first half 2004, these amounts correspond solely to the liability for the period related to the valuation of stock options.

In first half 2005, the expense recorded for share-based compensation packages totaled –34 million euros as follows:

•	Personal Communication Services –14 million euros (–34 million euros in first half 2004);

•	Enterprise Communication Services –10 million euros (–6 million euros in first half 2004);

•	Home Communication Services for –6 million euros (–10 million euros in first half 2004);

•	Directories –4 million euros (–5 million euros in first half 2004).

2.2.2	Depreciation and amortization

In first half 2005, the depreciation and amortization charge totaled –3,462 million euros, down from –3,932 million euros on a historical basis and –3,817 million euros on a comparable basis for first half 2004. This represents a reduction of –11.9% on a historical basis and –9.3% on a comparable basis when comparing the two periods.

On a historical basis, the 470 million euro decline in depreciation and amortization between first half 2004 and first half 2005 primarily reflects the following:

•	the review of the useful lives of non-current assets (see Note 3 to the consolidated financial statements). In connection with efforts to prepare the Group’s consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS, a Group-wide project to review the useful lives of non-current assets was completed. The main impacts of this review carried out in Group companies for first half 2005 are an extension of the economic lives of certain categories of non-current assets and a reduction in depreciation and amortization. The pro forma impact in first half 2004 comes out at 137 million euros;

•	the negative impact of exchange-rate fluctuations, totaling –66 million euros between the two periods, chiefly concerning changes in the zloty, and partially offset by changes in the scope of consolidation, representing 44 million euros, linked primarily to the sale of Orange Denmark on October 11, 2004.

On a comparable basis, depreciation and amortization charges fell by 355 million euros between first half 2004 and first half 2005, reflecting:

•	the end of depreciation for a significant number of non-current assets at HCS France, as well as a significant reduction in investments in CAPEX recorded prior to 2004 for the whole Group;

•	the reduction in the level of capital expenditures made by the Equant subsidiary over the last few years, combined with the impact of the depreciation of Equant’s tangible and intangible assets booked in 2004;

•	the decrease in depreciation and amortization charges for TP S.A. subscriber bases in first half 2005 in relation to first half 2004.

2.2.3	Impairment of goodwill

There was no impairment recorded for consolidated goodwill in first half 2005. In first half 2004, –534 million euros was recorded for the impairment in value of Equant’s consolidated goodwill. The reduction in revenues generated and the risks linked to the persistence of a difficult economic and competitive environment, as seen in first half 2004, led to a revision of the outlook for the company.

2.2.4	Impairment of non-current assets

In first half 2005, –196 million euros was recorded for the impairment of non-current assets, including –185 million euros on Equant following the decision under the NExT program to abandon the Equant brand in 2006 (see Note 5 to the consolidated financial statements). A 90 million euros gain had been recorded in first half 2004: the impairment recorded in 2002 on Uni2’s assets had been written back for 95 million euros.

2.2.5	Gains (losses) on disposal of assets

In first half 2005, a 1,171 million euros gain was generated through the disposal of assets, compared with a gain of 131 million euros for first half 2004 (see Notes 2 and 6 to the consolidated financial statements), primarily reflecting:

•	the disposal of an 8% interest in PagesJaunes for 440.5 million euros on February 10, 2005, in connection with an accelerated placement offering with institutional investors. Following this operation, France Telecom S.A.’s interest in the PagesJaunes Group came to 54%. This disposal generated 386 million euros in pre-tax income;

•	the disposal of the entire stake in Tower Participations SAS, the company holding TDF, representing 36.2% of the capital for a total of 400 million euros on January 27, 2005, in accordance with the agreement dated November 8, 2004. This operation represented a pre-tax total of 377 million euros;

•	the disposal, announced on May 2, 2005, of almost the entire stake in MobilCom AG, representing 27.3% of the capital, for a total of 265 million euros; at the end of this transaction, France Telecom has a residual 1% interest in MobilCom AG. This transaction reflects the France Telecom Group’s commitment to withdrawing from the consumer market in Germany and is in line with moves to optimize its asset portfolio. This transaction generated 256 million euros in pre-tax income;

•	74 million euros in provisions released for BlueBirds (see Note 11 to the consolidated financial statements);

•	the disposal of the entire stake in Intelsat, representing 5.4% of the capital, on January 28, 2005 for a total of 109 million euros. This operation is in line with the definitive implementation of the merger between Intelsat and Holding Zeus, as announced by Intelsat on January 28, 2005. This disposal generated 51 million euros in pre-tax net income;

•	the disposal, following the announcement of the operation on December 22, 2004, of France Telecom Cable (FTC) and the cable networks owned by the France Telecom Group and operated by France Telecom Cable (FTC) or NC Numericable, a subsidiary of the Canal+ Group, on March 31, 2005 for a total of 348 million euros. This operation is in line with the joint sale by France Telecom, the Canal+ Group and TDF of their cable network activities to the Ypso consortium. At the same time, France Telecom has invested, as has the Canal+ Group, in a 20% interest in Ypso for a total of 37 million euros (see Note 2 to the consolidated financial statements). A net loss of –2 million euros was booked for these transactions.

In first half 2004, the gain on disposals of assets represented a total of 131 million euros, reflecting:

•	disposals of equity interests, including: (i) the disposal of the third and final tranche of non-consolidated equity interests in Pramindo Ikat (30% of securities delivered in September 2002, 15% in September 2003, and lastly, 55% in March 2004), generating 57 million euros in capital gains in first half 2004, and (ii) 61 million euros in provisions released on Telinvest securities;

•	disposals of tangible and intangible non-current assets totaling 18 million euros;

•	a dilution gain of 8 million euros.

2.2.6	Restructuring costs

In first half 2005, restructuring costs totaled –174 million euros, compared with –39 million euros in first half 2004 (see Note 8 to the consolidated financial statements), chiefly concerning:

•	the early retirement plan for –119 million euros, including –103 million euros for the change in the discount rate for provisions for the early retirement plan;

•	restructuring costs for –33 million euros, including –26 million euros for Equant,

•	Costs for transfers to the public sector totaling –22 million euros.

In first half 2004, restructuring costs represented a total of –39 million euros and included (i) –30 million euros in restructuring costs, including –12 million euros for Equant, –11 million euros for TP Group and –5 million euros for Orange and its subsidiaries, and (ii) –9 million euros in costs relating to transfers to the public sector.

2.2.7	Share of profits of associates

In first half 2005, income from associates came to 40 million euros, including 44 million euros for BlueBirds (see Note 12 to the consolidated financial statements), compared with 13 million euros in income in first half 2004.

2.2.8	Operating income

The France Telecom Group’s operating income rose to 6,479 million euros for first half 2005, up 49.9% from 4,322 million euros in first half 2004. This 2,157 million euros increase reflects the improvement in the GOM (+ 545 million euros) and the combined impact of strong growth in income from asset disposals (1,040 million euros) and the reduction in depreciation and amortization (+470 million euros) between the two periods.

2.3	FROM THE GROUP OPERATING INCOME TO NET INCOME

The following table presents the breakdown from the France Telecom Group’s operating income to net income for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,
(in millions of euros- unaudited)	2005	2004
		historical
Operating income	6,479	4,322

Interest expenses	(1,627)	(1,863)
Foreign exchange gains (losses)	(118)	(90)
Discounting	(82)	(74)

Finance costs, net	(1,827)	(2,027)

Income tax	(1,018)	(1,138)

Net income	3,634	1,157

Attributable to:
- Equity holders of France Telecom S.A.	3,363	1,042
- Minority interests	271	115

2.3.1	Finance costs

The finance costs for first half 2005 came to –1,827 million euros, representing an improvement of 200 million euros in relation to first half 2004 (–2,027 million euros), reflecting the reduction in net interest expenses, representing a gain of 236 million euros between first half 2004 and first half 2005, offset in part by a slight decline in the foreign exchange loss (–28 million euros) and the increase in the discounting effect (–8 million euros) between the two periods.

•	Interest expenses

Net interest expense totaled –1,627 million euros for first half 2005 compared with –1,863 million euros the previous year, representing an improvement of 236 million euros between the two periods. The change in France Telecom’s net financial debt (see definition in section 6.2 “Glossary”) is described in section 4.1 “Change in net financial debt”.

This improvement primarily reflects the combined impact of the decline in the average net financial debt outstanding, which was 8.5 billion euros between the two periods, and the reduction in the annual average compound rate, down from 6.98% for first half 2004 to 6.41% for first half 2005 (for details on the calculation of the annual average compound rate, see section 4.2.1 “Gross and net financial debt”).

The annual average compound rate of France Telecom’s net financial debt was down from 6.98% in first half 2004 to 6.41% for first half 2005 (see section 4.2.1 “Gross and net financial debt” for details on the calculation of the annual average compound rate of financial debt). The key factors behind the reduction in net interest expenses between first half 2004 and first half 2005 are outlined below:

•	the average amount of net financial debt fell 8.5 billion euros in first half 2005 from first half 2004, contributing approximately 294 million euros to the reduction in interest expenses;

•	the improvement in France Telecom’s rating in February and March 2004, then again in February 2005, has had a positive impact through the 11.1 billion euros in step-up provisions, contributing approximately 35 million euros to the reduction in interest expenses in first half 2005;

•	the lower financing rate for new loans in first half 2005 compared with the rates for loans due in the same period, made it possible to save approximately 29 million euros in first half 2005;

•	the signature of a new 8 billion euros syndicated credit line on June 20, 2005 to replace the previous 10 billion euros syndicated credit line dating from June 22, 2004, made it possible to save 34 million euros in connection with the early repayment of costs for setting up credit lines.

Conversely, the following elements had a negative impact on net interest expense in first half 2005:

•	the restructuring of the contract for the sale of the tax loss carry back receivables for fiscal year 2001 led to an extraordinary non-monetary financial charge of -147 million euros relative to the end of the installments for pre-paid financial interest;

•	the change in the fair value of purchase commitments for minority interests represented a non-monetary financial expense of –32 million euros in first half 2005 (compared with no liability in first half 2004).

•	Foreign exchange gains (losses)

In first half 2005, exchange-rate fluctuations resulted in a –118 million euros loss compared with a –90 million euros loss in first half 2004. In first half 2005, this loss primarily reflects the appreciation of the US dollar, and to a lesser extent, the appreciation of the pound sterling against the euro, on France Telecom S.A.’s open borrowing position in US dollars and pounds sterling.

In first half 2004, the Group recorded a foreign exchange loss of –90 million euros, primarily linked to an open borrowing position in pounds sterling and US dollars, and to a lesser extent, the depreciation of the Dominican peso against the US dollar, partially offset by foreign exchange gains on the zloty.

•	Discounting

The discounting effect represented a total of –82 million euros in first half 2005, compared with –74 million euros the previous year.

•	Exposure to market and financial instrument risks

France Telecom’s policy is not to engage in speculative derivative transactions. Since most derivatives intended to hedge against business exposure and activity-related contingencies, the risks connected to these financial instruments are offset by the risks generated by the items hedged.

2.3.2	Corporate Income Tax

In first half 2004, the income tax liability came to –1,018 million euros, compared with –1,138 million euros the previous year.

2.3.3	Net income

The France Telecom Group recorded 3,634 million euros in net income for first half 2005 compared with 1,157 million euros for first half 2004.

The increase in minority interests between first half 2004 (–115 million euros) and first half 2005 (–271 million euros) reflects the improvement in earnings generated by numerous France Telecom Group companies, the optimization of its asset portfolio, and the acquisition of Equant’s minority interests.

Lastly, the net income attributable to France Telecom S.A. shareholders has more than tripled, rising from 1,042 million euros in first half 2004 to 3,363 million euros in first half 2005.

2.4	GROUP CAPITAL EXPENDITURES

The following table presents the Group’s capital expenditures for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Investments in tangible and intangible assets excluding GSM / UMTS licenses	2,713	2,094	2,070	29.6%	31.1%

GSM / UMTS licenses	88	0	5	ns	ns

Financial investments net of cash acquired	1,029	—	2,326	—	(55.8)%

(in millions of euros - unaudited)	6 months ended June 30			Change
	2005	2004	2004	05/04	05/04
		pro forma	actual	pro forma	actual
Investments in tangible and intangible assets, excluding GSM / UMTS licenses	2,713	2,094	2,070	29.6%	31.1%

GSM / UMTS licenses	88	0	5		ns

Financial investments net of cash acquired	1,029	—	2,326	—	(55.8)%

2.4.1	CAPEX

CAPEX rose to 2,713 million euros in first half 2005, compared with 2,070 million in first half 2004 on a historical basis, an increase of 31.1%. This increase includes the positive effect of exchange rate fluctuations (+35 million euros) on CAPEX, offset in part by changes in the scope of consolidation and other impacts (–11 million euros). On a comparable basis, capital expenditures in CAPEX rose 29.6% between the two periods.

The following table presents a breakdown of CAPEX per segment for the six months ended June 30, 2005 and 2004.

(in millions of euros - unaudited)	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
		on a comparable basis	historical	on a comparable basis	historical
Personal Communication Services (PCS)	1,412	1,023	1,019	38.1%	38.6%
Home Communication Services (HCS)	1,119	893	868	25.3%	28.9%
Enterprise Communication Services (ECS)	177	175	180	0.9%	(1.8)%
Directories	5	3	3	96.4%	119.7%
Eliminations and other	0	0	0	—	—

Group CAPEX	2,713	2,094	2,070	29.6%	31.1%

On a comparable basis, CAPEX rose 29.6%. This increase of 619 million euros between the two periods primarily reflects the growth in expenditures related to:

•	the extension of the primarily 2nd generation wireless networks in the mobile Rest of the World subsidiaries (particularly Egypt, Belgium, Switzerland and Slovakia) driven by growth in the business;

•	the deployment of the EDGE technology and the 3rd generation wireless networks, primarily in France and Poland;

•	within the fixed telephony and Internet activities, with the development of broadband networks driven by the increase in high-speed uses and the growth in the number of high-speed customers in France, Spain, the United Kingdom and the Netherlands.

The following table presents a breakdown of CAPEX per item for the six months ended June 30, 2005 and 2004.

(in millions of euros - unaudited)	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
		on a comparable basis	historical	on a comparable basis	historical
CAPEX	2,713	2,094	2,070	29.6%	31.1%

of which 2nd and 3rd generation mobile of which access network	809	623	—	30.0%	—
of which IT	559	445	593	25.6%	(5.7)%
of which ADSL	96	99	—	(2.9)%	—

CAPEX are described in section 3. “Analysis of operating income and capital expenditures in tangible and intangible assets per segment” (also see section 1.3.2 “Results of the TOP operational improvements program”).

2nd and 3rd generation mobile access network spending rose 30.0% between first half 2005 and first half 2004 on a comparable basis. The increase in CAPEX between first half 2004 and first half 2005 also reflects the growth in IT spending. Indeed, IT-related CAPEX rose 25.6% on a comparable basis between the two periods. This increase reflects the implementation of IT solutions throughout the Group, notably for billing and customer relationship management, convergence projects and the acceleration of IT capital expenditures in high-growth sectors such as the Rest of the World PCS sub-segment.

The –2.9% reduction in CAPEX on ADSL between first half 2005 and first half 2004 is particularly due to the reduction in ADSL equipment prices, offset by the growth in volume. Furthermore, this change notably reflects the improvement in the ADSL penetration rate, which has enabled the Group to benefit from more widespread use of broadband equipment.

2.4.2	GSM and UMTS licenses

In first half 2005, acquisitions of mobiles licenses totaled 88 million euros, including 61 million for the acquisition of additional GSM frequencies by ECMS in Egypt and 25 million for the acquisition of a UMTS license in Romania by Orange Romania.

In first half 2004, an extension of the GSM license for the Orange subsidiary in the Dominican Republic was obtained for 5 million euros (historical basis), representing the sole mobile license acquisition for this period.

2.4.3	Financial investments

In first half 2005, net cash used for investing activities totaled 1,029 million euros, and primarily concerned the following transactions:

•	acquisition of all of Equant’s assets and liabilities for a total of 591 million euros;

On February 10, 2005, France Telecom announced that it had signed a firm agreement with Equant to acquire all of Equant’s assets and liabilities, its 54.1% subsidiary specializing in global communication services for multinational corporation, for a total of 591 million euros for the share not already held by France Telecom (including 13 million euros in acquisition costs). The final terms of this agreement were approved by France Telecom’s Board of Directors at a meeting on February 9, 2005 during which, (i) an independent expert attested to the fairness of the financial terms of the offer for Equant’s minority shareholders, and (ii) the preliminary report from the team made up of two French and Dutch legal experts was presented, confirming, after completion of the due diligence required, that this transaction complied with corporate governance rules, applicable regulations (particularly market regulations) and the corporate interests of France Telecom and Equant.

Equant’s shareholders approved this operation at the Special Shareholders’ Meeting held on May 24, 2005. The asset transfer was performed on May 25, 2005 and Equant’s liquidation is due to be carried out as soon as possible, although it will most likely take several months to finalize. Income from this sale was distributed to Equant’s shareholders on May 25, 2005 based on 4.30 euros per Equant share.

Equant N.V.’s shares were delisted from the Euronext Paris market on May 25, 2005 and from the New York Stock Exchange on June 9, 2005. After liquidation, Equant will end the registration of its common stock in line with US market regulations. As such, it will no longer be subject to the corresponding financial disclosure obligations.

France Telecom believes that this operation will give it the opportunity to ramp up the implementation of its integrated operator strategy in the Enterprise services market and will represent a long-term response to the structural challenges facing Equant as an independent entity;

•	the partial acquisition of minority interests in Orange Romania for a total of 408 million euros. On April 13, 2005, France Telecom acquired 23.55% of Orange Romania for 408 million euros in cash from a group of minority shareholders, increasing its stake from 73.27% to 96.82%.

In first half 2004, net cash used in investing activities totaled 2,326 million euros and primarily concerned the following transactions:

•	the partial acquisition of minority interests in Wanadoo S.A. (cash portion of the Combined Tender and Exchange Offer (Offre Publique Mixte) completed in May 2004) by France Telecom S.A. for 1,818 million euros. At the end of the offer, which included a securities exchange, France Telecom’s stake in Wanadoo was increased to 95.94%;

•	the acquisition of the remaining minority interests in Orange S.A. (0.98% to raise its stake to 100%, completing the transactions launched in October and November 2003 with the public exchange offer then squeeze-out) by France Telecom S.A. for a total of 458 million euros.

3.	ANALYSIS OF OPERATING INCOME AND CAPITAL EXPENDITURES IN TANGIBLE AND INTANGIBLE ASSETS BY BUSINESS SEGMENT

In order to reflect the changes in the Group and the structure of its operations based on its different businesses, as of January 1, 2005, France Telecom defined the following four business segments: “Personal Communication Services”, “Home Communication Services”, “Enterprise Communication Services “ and “Directories”.

The tables below show the breakdown of the principal operational aggregate by segment. The data disclosed at June 30, 2005 and June 30, 2004 reflect this new segmentation. The data on the segments presented in the following pages should be understood to mean before elimination of inter-segment transactions, unless otherwise indicated. The item “Eliminations and other” includes the elimination of inter-segment transactions and other non-significant items necessary for reconciliation with the France Telecom accounts. In addition, the changes below are calculated on the basis of data in thousands of euros, although presented in millions of euros.

(in millions of euros - unaudited)
At June 30, 2005	Personal	Home	Entreprise	Directories	Eliminations	Group Total
Revenues	10,984	11,156	3,922	482	(2,879)	23,665

- external	10,528	8,914	3,747	476	—	23,665
- inter-segment	456	2,242	175	6	(2,879)	—
GOM	4,142	3,971	986	203	(2)	9,300

Employee profit-sharing	(34)	(108)	(9)	(15)	—	(166)
Share-based compensation	(14)	(6)	(10)	(4)	—	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	(13)	(183)	—	—	(196)
Gains (losses) on disposal assets						1,171
- allocated by segment	(12)	7	—	—	—	(5)
- not allocable	—	—	—	—	—	1,176
Restructuring costs	7	(151)	(30)	—	—	(174)
Share of profits (losses) of associates	—	40	—	—	—	40

Operating income						6,479
- allocated by segment	2,414	2,206	504	179	—	5,303
- not allocable	—	—	—	—	—	1,176

CAPEX	1,412	1,119	177	5	—	2,713
UMTS / GSM licences	88	—	—	—	—	88
GOM - CAPEX	2,730	2,852	809	198	(2)	6,587

Average number of employees (full-time equivalent)	34,068	141,831	16,718	4,633	—	197,250

(in millions of euros - unaudited)	Personal	Home	Entreprise	Directories	Eliminations	Group Total
At June 30, 2004 on a comparable basis (1)
Revenues	10,271	11,324	4,123	440	(3,019)	23,139

- external	9,753	9,014	3,938	433	—	23,139
- inter-segment	518	2,310	185	7	(3,019)	—
GOM	3,833	3,764	1,084	166	—	8,847

Employee profit-sharing	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—
Depreciation and amortization	(1,576)	(1,913)	(323)	(5)	—	(3,817)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	—	—	—	—	—
Gains (losses) on disposal assets						—
- allocated by segment	—	—	—	—	—	—
- not allocable	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—
Share of profits (losses) of associates	—	—	—	—	—	—

Operating income						—
- allocated by segment	—	—	—	—	—	—
- not allocable	—	—	—	—	—	—

CAPEX	1,023	893	175	3	—	2,094
UMTS / GSM licences	—	—	—	—	—	—
GOM - CAPEX	2,810	2,871	909	163	—	6,753

Average number of employees (full-time equivalent)	33,700	150,355	17,105	4,399	—	205,559

(1)	For the income statement, the pro forma data are established up to the GOM. For items between GOM and operating income, the pro forma data are established only for depreciation and amortization.

3.1	PERSONAL COMMUNICATION SERVICES (PCS)

The “Personal Communication Services” segment (hereinafter PCS) includes mobile telephone services in France, the United Kingdom, Poland, and the rest of the world.

At June 30, 2005, the PCS segment’s controlled subsidiaries had 66.7 million customers.

The PCS segment organizes its activities in four categories:

•	France, which includes metropolitan France, Orange Caraïbes and Orange Réunion;

•	the United Kingdom;

•	Poland;

•	the “Rest of the World,” which includes the international subsidiaries outside of the United Kingdom and Poland; i.e. Belgium, the Netherlands, Switzerland, Romania, Slovakia, Egypt, Moldavia, the Dominican Republic, Cameroon, Botswana, Madagascar, Ivory Coast, Senegal, Mali and Jordan. The “Rest of the World” also includes Orange’s minority interests in Austria, Portugal, and Thailand.

3.1.1	From Revenues to Gross Operating Margin for Personal Communication Services (PCS)

The following table sets forth the key operating data for the PCS segment for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	10,984	10,271	9,930	6.9%	10.6%

GOM	4,142	3,833	3,852	8.1%	7.5%
GOM / Revenues	37.7%	37.3%	38.8%

CAPEX	1,412	1,023	1,019	38.1%	38.6%
CAPEX / Revenues	12.9%	10.0%	10.3%
UMTS / GSM licenses	88	0	0

GOM - CAPEX	2,730	2,810	2,833	(2.8)%	(3.6)%

Average number of employees (full-time equivalent)	34,068	33,700	34,319	1.1%	(0.7)%

Total number of subscribers (1) (in thousands)	66,739	57,379	57,989	16.3%	15.1%

(1)	End of period.

The following table presents the main pro forma adjustments for the PCS segment for the first half of 2004. The pro forma changes concern the termination of the “Bill & Keep” system as of January 1, 2005, the exit of Orange Denmark, which was sold on October 11, 2004, effective on a comparable basis as of January 1, 2004, and the changes in exchange rates, principally relating to the Polish zloty and the pound sterling.

	Changes on a comparable basis
(in millions of euros - unaudited)	Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX	Average number of employees
June 30, 2004 on a historical basis	9,930	3,852	(1,621)	1,019	2,833	34,319

Changes in scope of consolidation	(117)	(12)	37	(10)	(3)	(619)
Other changes (1)	410	(22)	11	6	(27)	0
Change in exchange rate (2)	48	15	(3)	8	7	0

June 30, 2004 on a comparable basis	10,271	3,833	(1,576)	1,023	2,810	33,700

(1)	Impact primarily of the termination of the “Bill & Keep” mechanism as of January 1, 2005, effective on a comparable basis as of January 1, 2004.
(2)	Impact of exchange rate fluctuations between the average exchange rate in the first half of 2004 and the average exchange rate in the first half of 2005.

The following table presents exchange rate fluctuations for the first half of 2004 that were included in adjusting historical data to data on a comparable basis.

		Exchange rate fluctuations on a comparable basis
(in millions of euros- unaudited)		Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX
Currencies
Polish Zloty	PLN	91	32	(13)	8	24
Pound (Sterling)	GBP	(53)	(16)	13	(6)	(10)
US Dollar	USD	(13)	(6)	2	(2)	(4)
Pound (Egyptian)	EGP	3	1	0	0	1
Other currencies		20	4	(5)	8	(4)

Exchange rate fluctuations		48	15	(3)	8	7

3.1.1.1	Personal Communication Services France (PCS France)

3.1.1.1.1	Operating data for PCS France

The following table sets forth the key operating data for PCS France for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	4,739	4,441	4,029	6.7%	17.6%

GOM	1,942	1,813	1,833	7.1%	6.0%
GOM / Revenues	41.0%	40.8%	45.5%

CAPEX	536	399	396	34.3%	35.4%
CAPEX / Revenues	11.3%	9.0%	9.8%
UMTS / GSM licenses	0	0	0

GOM - CAPEX	1,406	1,414	1,438	(0.5)%	(2.2)%

Average number of employees (full-time equivalent)	7,027	6,960	6,960	1.0%	1.0%

Total number of subscribers (1) (in thousands)	21,440	20,396	20,396	5.1%	5.1%
Of which Contract customers (1) (in thousands)	13,220	12,170	12,170	8.6%	8.6%
Of which Prepaid customers (1) (in thousands)	8,220	8,226	8,226	(0.1)%	(0.1)%

ARPU (2) (in €)	429	421	421	1.9%	1.9%
AUPU (2) (in minutes)	172	161	161	6.8%	6.8%

(1)	End of period.
(2)	See definition in section 6.2 “Glossary”.

3.1.1.1.2	Revenues for PCS France

On a historical basis, revenues for the PCS France segment increased by 17.6% in the first half of 2005. Up until December 31, 2004, billing between mobile operators was done using the “Bill & Keep” mechanism.

“Bill & Keep” was the method under which the mobile operator billed the caller for the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal of the other operator’s mobile network. The end of this mechanism on January 1, 2005 resulted in an increase in revenues for PCS France and the payment of fees to operators a virtually equivalent amount. Thus, to be comparable with the data for the first half of 2005, the pro forma data for the first half of 2004 have been restated as if no “Bill & Keep” mechanism had been in place in that period.

Net revenues on a comparable basis increased by 6.7% between the first half of 2004 and the first half of 2005.

This growth was principally due to a 5.1% increase in network revenues (network revenues, see the definition in section 6.2 “Glossary”) driven by the significant increase in the number of customers (5.1% increase to 21.4 million at the end of June 2005) combined with a growth in average revenue per user (ARPU, see definition in section 6.2 “Glossary”).

This improvement was the result of the following factors:

•	the effect of the increase in the number of contract subscribers (1.05 million customers acquired from the end of June 2004 to the end of June 2005), for whom the ARPU is three times higher than that of prepaid customers. Contract customers represented 61.7% of the total number of active customers at June 30, 2005, compared to 59.7% a year earlier;

•	the 6.8% increase in the average monthly usage per user (AUPU, see definition in section 6.2 “Glossary”);

•	the increase in the proportion of network revenue from “non-voice” services (see definition in section 6.2 “Glossary”) to 13.9% of network revenues for the semester ended June 30, 2005, compared to 13.6% a year earlier.

Overall, ARPU was impacted by a decrease of approximately -16% in the price of calls made from fixed line networks to the PCS France network, which occurred in January 2005.

3.1.1.1.3	Gross Operating Margin and capital expenditures in tangible and intangible assets excluding licenses for PCS France

•	Gross Operating Margin

Customer acquisition costs (see definition in section 6.2 “Glossary”) for PCS France remained broadly stable with a year on year increase of 1.7% (on both a historical and a comparable basis) compared to the first half of 2004. Customer retention costs (see definition in section 6.2 “Glossary”), resulting from the expenses to maintain the customer base in a competitive market, decreased by -29.6% due to a reduction in average cost per upgrade.

Customer acquisition and retention costs together accounted for 8.2% of revenues during the first half of 2005 compared to 11.1% of revenues on a historical basis during the first half of 2004 (10.1% on a comparable basis). Contract churn (see definition in section 6.2 “Glossary”) remained low by industry standards at 10.9% for the year ended June 30, 2005, compared to 10.3% for the year ended June 30, 2004. Prepaid churn remained stable at 30.9% for the year ended June 30, 2005, compared to 30.1% for the year ended June 30, 2004.

Overall, operating expenses included in the GOM increased from -2,196 million euros in 2004 to -2,797 million euros in 2005, an increase of 27.4% on a historical basis. This increase was principally due to the ending of the “Bill & Keep” mechanism as of January 1, 2005, resulting in higher service fees and inter-operator costs in the first half of 2005 compared to the first half of 2004. Pro forma operating expenses increased by 6.4% from -2,628 million euros at the end of June 2004 to -2,797 million euros at the end of June 2005. This development is principally explained by the increase in expenses tied to business growth (service fees and interoperator costs and network expenses) and IT expenses that offset savings in general expenses.

The GOM for the PCS France segment grew 6.0% on a historical basis, going from 1,833 million euros for the first half of 2004 to 1,942 million euros for the first half of 2005, and by 7.1% on a comparable basis.

•	Capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses

Excluding UMTS and GSM licenses, capital expenditures in tangible and intangible assets of PCS France increased 35.4% on a historical basis, reaching 536 million euros for the first half of 2005 compared to 396 million euros for the first half of 2004. On a comparable basis, the increase was 34.3%, reflecting in particular the ongoing effort to roll-out the third generation network (UMTS), the launch of EDGE technology across the network in April 2005, and the extension of coverage of the existing second generation network in France to areas previously not covered or slightly covered by Orange.

3.1.1.2	Personal Communication Services United Kingdom (PCS UK)

3.1.1.2.1	Operating data for PCS UK

The following table sets forth the main operating indicators for PCS UK for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	2,812	2,850	2,903	(1.4)%	(3.2)%

GOM	764	885	904	(13.7)%	(15.5)%
GOM / Revenues	27.2%	31.1%	31.1%

CAPEX	251	304	307	(17.4)%	(18.4)%
CAPEX / Revenues	8.9%	10.6%	10.6%
UMTS / GSM licenses	0	0	0

GOM - CAPEX	514	582	597	(11.8)%	(14.0)%

Average number of employees (full-time equivalent)	11,843	12,187	11,969	(2.8)%	(1.1)%

Total number of subscribers (1) (in thousands)	14,459	13,747	13,747	5.2%	5.2%
Of which Contract customers (1) (in thousands)	4,925	4,547	4,547	8.3%	8.3%
Of which Prepaid customers (1) (in thousands)	9,534	9,200	9,200	3.6%	3.6%

ARPU (2) (in £)	267	274	274	(2.6)%	(2.6)%
AUPU (2) (in minutes)	144	146	146	(1.6)%	(1.6)%

(1)	End of period.
(2)	See definition in section 6.2 “Glossary”.

3.1.1.2.2	Revenues for PCS UK

On a historical basis, PCS United Kingdom’s revenues recorded a decrease of 3.2% for the semester ended June 30, 2005, due in part to adverse effects from fluctuations in the British pound.

On a comparable basis, the 1.4% decrease in revenues for PCS UK resulted mainly from a 1.2% drop in network revenues, offsetting the positive effect of the growth in number of customers.

This slowdown in network revenues was caused by:

•	the impact of the reduction in the price of mobile call termination rates introduced on September 1, 2004. On June 1, 2004, the Office of Communications (OFCOM), the regulatory authority for telecommunications in the United Kingdom, published its decision requiring Orange, T-Mobile, O2 and Vodafone to lower their termination rates for mobile calls. These mobile operators must ensure that their termination rates do not exceed the average price of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) from September 1, 2004 through to March 31, 2006. The price reduction resulted in a decrease of almost 32% in termination call rates for mobile networks (incoming traffic);

•	the pressure on the ARPU of the prepaid offers, due to the highly competitive market, which fell to £114 for the semester ended June 30, 2005 from £127 for the semester ended June 30, 2004;

PCS UK recorded a 5.2% growth in active customers (or 0.7 million new customers), reaching nearly 14.5 million active customers at June 30, 2005 compared to 13.7 million for June 30, 2004. The positive impact of the growth in contract customers (0.244 net connections in the two-year comparison) was partly offset by a drop in ARPU from £578 to £569 year on year for the semester ended June 30, 2005.

3.1.1.2.3	Gross operating margin and capital expenditures in tangible and intangible assets excluding licenses for PCS UK

•	Gross Operating Margin

On a historical basis, total customer acquisition costs of the PCS UK segment for first half 2005 increased by 35.4% (and by 37.9% on a comparable basis). Customer retention costs, aimed at maintaining the number of clients in a competitive market, increased by 9.4% on a historical basis and by 11.4% on a comparable basis. Therefore, customer acquisition and retention costs, as a percentage of revenue, increased from 17.7% for the semester ended June 30, 2004 to 22.7% for the semester ended June 30, 2005.

The churn rate (26.1% at June 30, 2004 compared to 24.6% at June 30, 2005) fell by 1.5 point, reflecting a drop of 2.6 points in prepay churn (31.8% at June 30, 2004 versus 29.2% at June 30, 2005) and a virtually unchanged contract churn (23.2% at June 30, 2004 compared to 23.7% at June 30, 2005).

On the whole, operating expenses for PCS UK increased from -1,999 million euros in the first semester of 2004 to -2,048 million euros in the first semester of 2005, an increase of 2.4% on a historical basis (4.2% on a comparable basis).

GOM for the PCS UK sub-segment decreased by -15.5% on a historical basis. On a comparable basis, there was a -13.7% decrease, reaching 764 million euros for the semester ended June 30, 2005, compared to 885 million euros for the semester ended June 30, 2004. On the same comparable basis, GOM as a percentage of total revenues was 27.2% for the semester ended June 30, 2005 compared to 31.1% for the semester ended June 30, 2004.

•	Capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, capital expenditures in tangible and intangible assets excluding UMTS and GSM licenses fell by 18.4% to 251 million euros at end of the first half of 2005.

The -17.4% drop on a comparable basis primarily reflects (i) the effect of a phase of significant capital expenditures in 2003 and 2004, as well as (ii) the slowdown in capital expenditures with regard to 3rd generation mobile equipment and infrastructures (UMTS).

3.1.1.3	Personal Communication Services Poland (PCS Poland)

3.1.1.3.1	Operating data for PCS Poland

The following table shows the principal operating data for the PCS Poland sub-segment for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	741	657	564	12.8%	31.5%

GOM	291	229	194	26.8%	49.5%
GOM / Revenues	39.2%	34.9%	34.5%

CAPEX	135	60	52	122.9%	158.7%
CAPEX / Revenues	18.2%	9.2%	9.2%
UMTS / GSM licenses	0	0	0

GOM - CAPEX	156	169	142	(7.6)%	9.5%

Average number of employees (full-time equivalent)	3,052	2,680	2,680	13.9%	13.9%

Total number of subscribers (1) (in thousands)	8,634	6,090	6,090	41.8%	41.8%
Of which Contract customers (1) (in thousands)	3,639	2,903	2,903	25.4%	25.4%
Of which Prepaid customers (1) (in thousands)	4,995	3,187	3,187	56.7%	56.7%

(1)	End of period.

3.1.1.3.2	Revenues for PCS Poland

On a historical basis, revenues for the PCS Poland sub-segment amounted to 741 million euros for the six-month period ended June 30, 2005, representing an increase of 31.5%.

On a comparable basis, the revenue growth of 12.8% was generated primarily by the rapid rise in the number of PTK Centertel subscribers: as of June 30, 2005, there were over 8.6 million, or an increase of about 42% compared to June 30, 2004.

The growth of the mobile market in Poland (25.8 million mobile customers in the first half of 2005 against 19.6 million the previous year) was mainly due to the growth in the number of prepaid customers (in the first half of 2005 these represented 75.6% of total new additions against 69.3% for the previous year). This means that the market penetration rate rose from 51.2% as of June 30, 2004 to 67.5% as of June 30, 2005.

The favorable market trend allowed “Idea,” the PTK Centertel brand, (i) to occupy a leading position in terms of net additions and (ii) to improve its total market share, as well as for both prepaids and postpaids:

•	overall market share was 33.5% (estimate) as of June 30, 2005, or 2.4 points higher than the previous year;

•	the post-paid market share totaled 35.5% (estimate) as of June 30, 2005, against 33.7% as of June 30, 2004, and;

•	the market share for prepaid customers from 29.0% as of June 30, 2004 to 32.1% (estimate) as of June 30, 2005.

Due to a successful, innovative offer with the flat-rate “Jedna Idea” launched in November 2004, combined with the new initiatives introduced in the first half of 2005, PTK Centertel has maintained a leading position in postpaid net adds. Its market share for net adds was 61% at June 30, 2005.

3.1.1.3.3	Gross operating margin and capital expenditures in tangible and intangible assets excluding license for PCS Poland

•	Gross operating margin

The GOM of the PCS Poland sub-segment posted strong growth, rising from 194 million euros in the first half of 2004 on a historical basis and 229 million euros on a comparable basis to 291 million euros in the first half of 2005, representing 49.5% growth on an historical basis and a 26.8% increase on a comparable basis.

This increase was due to the cumulative effect of revenue growth and significant savings in operating expenses, which increased 5.3% on a comparable basis. These gains were primarily due to purchases of handsets and accessories for resale, down -29% as a result of the lower cost of handsets, and a decline in commissions paid to distributors, down -1.2%. These savings were offset by a 45% increase (on a comparable basis) in interconnection costs due to the growth in the number of customers and an increase in average use per customer.

As a percentage of revenues, GOM increased from 34.9%, on a comparable basis, in the first half of 2004 (34.5% on a historical basis) to 39.2% in the first half of 2005.

•	Capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, Capex excluding GSM and UMTS licenses more than doubled between the first half of 2004 and the first half of 2005 (+158.7%), reaching 135 million euros.

Capital expenditures increased 122.9% on a comparable basis for the same period, and primarily reflect the growth in expenditures relating to the third generation network and EDGE technology. The ratio of Capex excluding GSM and UMTS licenses to revenues was 18.2% as of June 30, 2005 compared with 9.2% as of June 30, 2004 (on a historical and comparable basis).

3.1.1.4	Personal Communication Services Rest of World (PCS Rest of world)

3.1.1.4.1	Operating data for PCS Rest of world

The following table shows the principal operating data for the PCS Rest of World sub-segment for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	2,782	2,398	2,516	16.0%	10.5%

GOM	1,145	905	919	26.5%	24.6%
GOM / Revenues	41.2%	37.8%	36.6%

CAPEX	491	260	257	88.8%	90.8%
CAPEX / Revenues	17.7%	10.8%	10.3%
UMTS / GSM licenses	88	0	5

GOM - CAPEX	654	645	662	1.4%	(1.1)%

Average number of employees (full-time equivalent)	11,861	11,531	11,980	2.9%	(1.0)%

Total number of subscribers (1) (in thousands)	22,206	17,146	17,756	29.5%	25.1%

(1)	End of period.

3.1.1.4.2	PCS Rest of World Revenues

Revenues for the PCS Rest of world sub-segment grew 10.8% on an historical basis, reaching 2,782 million euros in the first half of 2005.

On a comparable basis for the same period, revenues rose 16.0%, reflecting:

•	a total increase of 29.5% in the number of active customers;

•	the dynamism of the business growth in the subsidiaries, especially in Romania, Belgium, Egypt, the Netherlands and Slovakia.

In Belgium, revenues totaled 705 million euros as of June 30, 2005 against 648 million euros as of June 30, 2004, representing an 8.8% increase (on both a historical and comparable basis). ARPU totaled 442 euros as of June 30, 2005. Despite the pressure from the 3G “Base” mobile operator on prepaid customers, the number of Mobistar customers grew 7.7%, totaling 2.9 million customers as of June 30, 2005.

In the Netherlands, revenues grew 6.9%, on both a historical and comparable basis, reaching 306 million euros in the first half of 2005. ARPU was 311 euros as of June 30, 2005. The number of Orange Nederland customers rose 15.5%, reaching 1.8 million customers in the first half of 2005.

In Switzerland, revenues grew 1.8% on an historical basis (1.4% on a comparable basis) reaching 417 million euros as of June 30, 2005. ARPU was 694 euros as of June 30, 2005. The number of Orange Switzerland customers rose 3.2%, or 1.1 million customers in the first half of 2005.

In Romania, revenues grew 38.4% on an historical basis (44.9% on a comparable basis), reaching 388 million euros as of June 30, 2005. ARPU was 148 euros as of June 30, 2005. The number of Orange Romania customers rose 44.6%, or 5.7 million customers in the first half of 2005.

In Slovakia, revenues grew 16.2%, on a historical basis (11.3% on a comparable basis), reaching 261 million euros as of June 30, 2005. ARPU was 212 euros as of June 30, 2005. The number of Orange Slovensko customers rose 8.4%, reaching 2.4 million customers in the first half of 2005.

In Egypt, revenues grew 24.0% on a comparable basis (26.0% on a historical basis) reaching 251 million euros as of June 30, 2005. ARPU totaled 154 euros as of June 30, 2005. The number of ECMS customers (71.25% subsidiary as of June 30, 2005) rose 56.9%, to total 3.7 million customers in the first half of 2005.

Other subsidiaries include Orange Ivory Coast, Orange Dominicana, Orange Cameroon, Sonatel Mobiles in Senegal, Mobilecom in Jordan, Voxtel in Moldavia, Ikatel in Mali, Orange Madagascar, Orange Botswana and Cell Plus in Mauritius. Overall, they posted revenue growth of 30.5% on a comparable basis, reaching 454 million euros as of June 30, 2005 (–2.2% on a historical basis). The total number of customers for all of these companies rose 39.1% on a comparable basis (or a customer base of more than 4.6 million customers) in the first half of 2005.

3.1.1.4.3	Gross operating margin and capital expenditures in tangible and intangible assets excluding licenses for PCS Rest of World

•	Gross operating margin

On an historical basis, the operating expenses for the PCS Rest of world sub-segment increased 2.8% on a historical basis, reaching 1,636 million euros in the first half of 2005.

On a comparable basis, these expenses increased 9.7% primarily as the result of increased operating expenses, excluding labor costs (wages and employee benefit expenses), in the Netherlands and Belgium, and in the growing subsidiaries, particularly in Romania, Egypt, Slovakia and the Dominican Republic. The increases reflected the following items:

•	service fees and interoperator costs, up 16.0% due to the growth of mobile traffic;

•	commercial expenses up 10%, due to the increase in the number of customers, primarily in Egypt, Romania, the Dominican Republic, and the African subsidiaries;

•	real estate expenses.

GOM for the PCS Rest of world sub-segment grew 24.6% on a historical basis, reaching 1,145 million euros for the first half of 2005, against 919 million euros for the first half of 2004. On a comparable basis, this rise was 26.5%. On the same comparable basis, GOM as percentage of revenues was 41.2% as of June 30, 2005, compared with 37.8% as of June 30, 2004.

•	Capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses totaled 491 million euros for the six months ended June 30, 2005, against 257 million euros as of June 30, 2004, representing a 90.8% increase between the two periods on a historical basis (88.8% on a comparable basis). They were primarily related to the extension of the second generation network.

•	GSM and UMTS licenses

In the first half of 2005, expenditures associated with the purchase of mobile licenses totaled 88 million euros, compared with 5 million euros in the first half of 2004. In the first half of 2005, these outlays essentially related to the acquisition of additional GSM frequencies by ECMS in Egypt for 61 million euros and the acquisition of a 3rd generation license (UMTS technology) by Orange Romania for 25 million euros.

In the first half of 2004, an extension of the GSM license obtained by the Orange subsidiary in the Dominican Republic for 5 million euros (historical basis) was the only mobile license acquisition for the period.

3.1.2	From gross operating margin to operating income for Personal Communication Services (PCS)

The following table shows, for the six-month periods ended June 30, 2005 and 2004, the movement from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the PCS segment.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
GOM	4,142	3,833	3,852	8.1%	7.5%

Employee profit-sharing	(34)	—	(35)	—	1.0%
Share-based compensation	(14)	—	(34)	—	56.7%
Depreciation and amortization	(1,675)	(1,576)	(1,621)	(6.3)%	(3.4)%
Impairment of goodwill	0	—	0	—	—
Impairment of non-current assets	0	—	0	—	—
Gains (losses) on disposal assets	(12)	—	6	—	ns
Restructuring costs	7	—	(5)	—	ns
Share of profits (losses) of associates	0	—	0	—	—

Operating income	2,414	—	2,163	—	11.6%

3.1.2.1	Amortization and depreciation for PCS

On a historical basis, amortization and depreciation increased 3.4%, reaching –1,675 million euros in the first half of 2005.

On a comparable basis, amortization and depreciation rose from –1,576 million euros in the first half of 2004 to –1,675 million euros as of June 30, 2005, representing an increase of 6.3%. This development primarily reflects the growth of depreciation for the PCS France sub-segment associated with recent investments for EDGE and UMTS equipment and infrastructures.

3.1.2.2	Other operating expenses included between gross operating margin and operating income for PCS

Other operating expenses included between GOM and operating income are described in section 2.2 “From Group gross operating margin to operating income.”

3.1.2.3	Operating income for PCS

The operating income of the PCS segment totaled 2,414 million euros in the first half of 2005 against 2,163 million euros in the first half of 2004, on an historical basis. This 11.6% increase over the two periods primarily reflects the impact of the increase in the segment’s GOM which offsets the increase in amortization and depreciation.

3.2	HOME COMMUNICATION SERVICES (HCS)

The “Home Communication Services” segment (HCS) is composed of fixed telecommunications services (fixed telephony, Internet services, operator services) and the distribution activities and support services provided to the other segments of the France Telecom group.

Its business is divided into 3 areas:

•	France;

•	Poland, primarily the subsidiary TP S.A.;

•	Rest of the world, consisting of the subsidiaries outside Poland, primarily, Spain, Senegal, Ivory Coast, Mauritius and Jordan for fixed services, and Wanadoo Spain, Wanadoo United Kingdom and Wanadoo Netherlands for Internet business.

3.2.1	From revenues to gross operating margin for Home Communication Services (HCS)

The following table shows the principal operating data of the HCS segment for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	11,156	11,324	11,129	(1.5)%	0.2%

GOM	3,971	3,764	3,643	5.5%	9.0%
GOM / Revenues	35.6%	33.2%	32.7%

CAPEX	1,119	893	868	25.3%	28.9%
CAPEX / Revenues	10.0%	7.9%	7.8%

GOM - CAPEX	2,853	2,871	2,775	(0.6)%	2.8%

Average number of employees (full-time equivalent)	141,831	150,355	150,871	(5.7)%	(6.0)%

The following table shows for the first half of 2004, the principal comparable restatements of the HCS segment. The comparable impact concerns the disposal of France Telecom Cable (FTC, cable networks) and Maroc Connect (Internet), the consolidation of new companies within the Rest of world sub-segment, and exchange rate fluctuations, primarily on the Polish zloty.

	Changes on a comparable basis
(in millions of euros - unaudited)	Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX	Average number of employees
Historical data for the period ended June 2004	11,129	3,643	(1,973)	868	2,775	150,871

Changes in the scope of consolidation	(28)	(2)	7	(5)	4	(384)
Other changes (1)	1	12	126	(1)	12	(132)
Exchange rate fluctuations (2)	222	111	(73)	31	80	0

Pro forma data for the period ended June 2004	11,324	3,764	(1,913)	893	2,871	150,355

(1)	On depreciation and amortization: Impact of the review of the useful life of non-current assets, conducted as part of preparing the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS. In the first half of 2005, this review resulted primarily in an extension of the life of certain types of non-current assets and a reduction in amortization and depreciation (see section 1.2.1.2 “Figures on a comparable basis” and Note 3 to the consolidated financial statements).
(2)	Impact of the exchange rate fluctuations between the average exchange rate for the first half 2004 and the average exchange rate for the first half 2005.

3.2.1.1	Home Communication Services France (HCS France)

3.2.1.1.1	Operating data for HCS France

The following table shows the principal operating data for the HCS France sub-segment for the six-month periods ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	8,828	8,931	8,956	(1.1)%	(1.4)%

GOM	3,146	2,876	2,865	9.4%	9.8%
GOM / Revenues	35.6%	32.2%	32.0%

CAPEX	854	610	617	39.8%	38.4%
CAPEX / Revenues	9.7%	6.8%	6.9%

GOM - CAPEX	2,292	2,266	2,248	1.2%	2.0%

Average number of employees (full-time equivalent)	102,910	108,012	108,355	(4.7)%	(5.0)%

3.2.1.1.2	Revenues for HCS France

The following table shows the revenues, by product line, of the HCS France sub-segment for the six-month periods ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Consumer services	4,841	4,908	4,943	(1.4)%	(2.1)%
Carrier services	2,742	2,776	2,770	(1.2)%	(1.0)%
Other RCS in France	1,245	1,247	1,243	(0.1)%	0.2%

RCS France revenues	8,828	8,931	8,956	(1.1)%	(1.4)%

•	Revenues for Consumer Services

The following table shows the revenues and other information relating to Consumer Services for the six-month periods ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Subscription fees	2,080	2,000	2,000	4.0%	4.0%
Telephone communications	1,597	1,841	1,841	(13.3)%	(13.3)%
Online services and Internet access	720	606	606	18.9%	18.9%
Subtotal Fixed Consumer Services	4,397	4,447	4,447	(1.1)%	(1.1)%
Other consumer services	444	461	497	(3.8)%	(10.6)%

Consumer services revenues	4,841	4,908	4,943	(1.4)%	(2.1)%

Number of lines for consumers (1) (in millions)	27.2	—	27.5	—	(1.0)%

“Voice” traffic of consumer subscribers (2) (in billions of minutes)	25.7	—	28.1	—	(8.6)%

Number of contracted rate offers (call packages and rate plans) (3) (in millions)	10.9	—	10.0	—	9.0%

Packages as % of total customers(3) and (4)	43.5%	—	39.7%	—	—

Number of consumer subscribers using ADSL broadband (5) (in millions)	3.7	—	2.2	—	63.6%

Subscribers to Multiservice plans (in thousands):
Number of rented Livebox devices (5)	627	—	—	—	—
Subscribers to “Voice over IP” services (5)	326	—	—	—	—
Subscribers to TV offers on ADSL (5)	117	—	9	—	ns

(1)	End of period. This figure includes standard analogical lines (except for full unbundled lines) and Numéris channels (ISDN), each basic access Numéris channel was accounted for as two lines. The number of Consumer market Numéris channels totaled 1,086 million as of June 30, 2005 versus 1,111 million as of June 30, 2004, or an annual decrease of -2.2%.
(2)	Excluding “Voice over IP” traffic.
(3)	End of period, including “Voice on IP” service offerings.
(4)	The packages rate is defined as the ratio between the number of contracted rate offers and the number of active customers.
(5)	End of period.

Consumer Fixed Services include Subscriptions, Telephone Communications and Online and Internet Access Services. Revenues for Consumer Services in the first half of 2005 decline –1.1% (on both a historical and comparable basis), reflecting the year-on-year change in the number of lines. The ARPU (see definition in section 6.2 “Glossary”) of the Consumer Fixed Services remained stable at 26.8 euros at June 30, 2005 and 26.9 euros at December 31, 2004 (ARPU established on the basis of revenues for the last twelve months). The impact of the increase in the basic subscription rate on March 3, 2005 and the effect of the steady growth in ADSL high-speed services equally offset the downturn in Telephone Communications.

•	Consumer subscriptions

The 4.0% increase in revenue of Consumer Subscriptions (on an historical and comparable basis) is primarily due to the impact of the 7.6% increase in the home subscription which took effect on March 3, 2005. Added to this is the regular increase in revenues from rate options and services in addition to the basic subscription. These favorable effects were partially offset by a -1.0% decrease in the number of telephone lines (excluding full unbundled telephone lines invoiced to third party operators, for which the revenues are reported under “Networks and Operators Revenues”.

•	Consumer telephone communications

In 2004, Consumer Telephone Communications revenues declined -13.3% (on a historical and comparable basis). This is due to:

•	an –8.6% decrease in telephone communications volume, resulting from a drop in France Telecom’s market share and a decline in the total switched telephone traffic market (measured to interconnections),

•	the impact of successive decreases in the average price of calls to mobile phones (in March 2004 for traffic towards Bouygues Telecom, and later in January 2005, for calls to all Orange, SFR and Bouygues Telecom mobiles).

At the same time, the rate plans continued to grow, totaling 10.914 million customers as of June 30, 2005, especially due to the success of the range of unlimited plans and by “Le Plan” (services launched in June 2004), and by the recent development of “Voice over IP” services. In total, the packages rate was 43.5% as of June 30, 2005 against 39.7% as of June 30, 2004, or a 9.6% increase in one year.

•	Consumer Online and Internet Access Services

The overall increase of 18.9% in the revenues for Consumer Online and Internet Access Services, (on a historical and comparable basis), is linked to the rapid development of high-speed ADSL services, despite the rate decreases that occurred in October 2004. The number of Consumer customers subscribing to broadband ADSL rose from 2.238 million customers as of June 30, 2004 to 3.661 million customers as of June 30, 2005, or a 63.6% increase in one year. The growth in high-speed ADSL access was supplemented by:

•	the rapid increase in the recently introduced Multiservices uses (such as Livebox, Voice over IP and Television over ADSL);

•	the development of application services complementing basic services, in particular anti-virus and anti-spam services.

The impact of the development of broadband ADSL uses was partially offset by:

•	the continued decline in the low-speed customer base due to the effect of migrating toward high-speed offers; the number of low-speed customers was around 1,759,000 as of June 30, 2005 against around 2,367,000 one year previously;

•	the downward trend in revenues of the Teletel telematics kiosk, where traffic declined -31% compared to first half of 2004.

•	Other Consumer ervices

The -3.8% decline in revenues from “Other Consumer Services” on a comparable basis was due to the -26.4% drop in public phone traffic and card services and to the downward trend in the telephone leasing business, as the number of leased handsets (except for the Livebox gateways) dropped -16.7% in one year. These unfavorable effects were partially offset by increased revenues on portals and content services, while revenues for the sale of handsets were unchanged.

•	Revenues for networks and operators

Networks and Operators services include: (i) Services to Domestic Operators consisting of interconnection in France with other domestic operators, wholesaling of ADSL access to third-party ISPs, data services to operators, and services linked to unbundled telephone lines and (ii) Other Networks and Operators Services, which include services provided to international operators (call termination for incoming international traffic and transit services). They also include satellite services, laying and maintenance of underwater cables, network management and engineering services.

The following table shows revenues and the principal business indicators for France Telecom Networks and Operators Services, for the six-month periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Domestic carrier services	1,357	1,204	1,204	12.7%	12.7%
Other carrier services	1,385	1,572	1,566	(11.9)%	(11.6)%

Carrier services revenues	2,742	2,776	2,770	(1.2)%	(1.0)%

Domestic interconnection “voice” traffic (in billions of minutes)	27.6	—	24.3	—	13.7%

Internet interconnection traffic (in billions of minutes)	10.0	—	14.8	—	(32.5)%

Incoming international traffic (in billions of minutes)	2.0	—	1.9	—	4.5%

Wholesale ADSL access sales to third party IAPs (1) (in thousands)	1,405	—	1,489	—	(5.6)%

Number of unbundled telephone lines (1) (in thousands)	2,330	—	731	—	ns
of which Number of partially unbundled lines (1) (in thousands)	2,074	—	718	—	188.9%
of which Number of totally unbundled lines (1) (in thousands)	256	—	13	—	ns

(1)	End of period.

Revenues of Networks and Operators Services decreased -1.0% on a historical basis and –1.2% on a comparable basis. The 12.7% increase in services to domestic operators (on a historical and comparable basis) was more than offset by the decline in other network and operator services (-11.6% on a historical basis and -11.9% on a comparable basis).

•	Services to domestic operators

The 12.7% increase in these services is essentially due to the rapid development of the broadband market with, in particular, the unbundling of telephone lines, the number of which more than tripled in one year. As of June 30, 2005, the number of unbundled lines rose to 2.330 million (around 256,000 of which were totally unbundled) against 0.731 million as of June 30, 2004 (around 13,000 of which were partially unbundled). Also, revenues from the wholesale ADSL access sale to third party ISPs rose 10.9%, which reflected an increase in the average inventory of ADSL accesses sold wholesale in the first half of 2005, compared to the average inventory for the first half of 2004. However, the number of ADSL accesses sold wholesale to third party ISPs declined starting in early 2005 due to the rapid development of unbundling, with 1.405 million accesses as of June 30, 2005 against 1.490 million as of December 31, 2004.

Domestic interconnection sales were stable: the effect of the growth of domestic interconnection voice traffic (up 13.7% as of June 30, 2005) was offset by the impact of the significant drop in low-speed Internet connection (-32.5% decline as of June 30, 2005).

Revenues from data services to operators (leased lines and Turbo DSL services) rose 8.5% from intercompany sales primarily due to the development of Orange France broadband services (EDGE and UMTS network) while revenues from data services to third party operators was unchanged compared to the first half of 2004.

•	Other Networks and Operator services

The -11.9% drop on a comparable basis (-11.6% decrease on a historical basis) in revenues from Other Networks and Operators Services largely corresponds to the decrease in revenue from services provided to other segments, especially to the business segment (lower telephone traffic and lower prices linked in particular to call terminations to mobile handsets). Services provided to other segments represented 70% of the revenues from other networks and operators services for the period to June 30, 2005.

At the same time, revenues from Services to International Operators (external revenues) posted a -3.8% comparable decrease (-5.2% decrease on a historical basis): the impact of a lower average price for incoming calls billed by France Telecom to international operators was partially offset by the effect of a 4.5% increase in the volume of incoming international traffic.

Also lower were revenues from services contracts with satellite operators due to France’s ongoing withdrawal from its space activities, while underwater cable laying and maintenance services enjoyed a slight rebound in the first half of 2005.

•	Other Home Communication Services in France

Revenues from Other Home Communication Services in France were virtually unchanged compared to the first half of 2004 (up 0.2% on a historical basis, 0.1% decline on a comparable basis).

About three-quarters (73.2% for the first half of 2005) of the revenues from Other Home Communication Services in France consists of the income generated by services provided to other business segments, particularly distribution commissions, IT services within the framework of the pooling of the Group’s information systems, and leasing premises.

External revenues consisted of:

•	the e-Merchant business, sales and leasing of equipment (excluding the equipment included in the “Personal Communication Services” segment and “Consumer Fixed Services”), customer services such as operator support and home customer support;

•	revenues from developing Research & Development activities (revenues from licenses and software);

•	IT consulting and engineering services for telecommunications operators.

3.2.1.1.3	Gross operating margin and capital expenditures investments in tangible and intangible assets for HCS France

•	Gross operating margin

In the first half of 2005, operating expenses in the HCS France sub-segment totaled –5,682 million euros compared with –6,092 million euros in the first half of 2004, on a historical basis, and –6,054 million euros on a comparable basis. These figures represent a -6.7% decrease on a historical basis and a -6.1% decline on a comparable basis.

On a comparable basis, this 372 million euros decrease was primarily due to:

•	a decline in other operating income and expenses largely due to extraordinary income (reversal of a 199 million euros provision relating to the Group’s operations in Lebanon);

•	lower labor costs (wages and employee benefit expenses) due to a decreased number of staff in the HCS France sub-segment;

•	a drop in external purchases primarily as a result of decreased service fees and interoperator costs. This change is due to decreased mobile call termination volume and to price effects.

These decreases are partially offset by an increase in:

•	IT and network expenses, primarily due to an increase in technical outsourcing as part of the program to strengthen service quality implemented in the second half of 2004;

•	commercial expenses due to the increase in handset purchases (especially Livebox and MaLigne Visio).

GOM of the HCS France sub-segment grew 9.4% on a comparable basis (9.8% on a historical basis) to total 3,146 million euros in the first half of 2005. The ratio of GOM to revenues rose from 32.2% for the six-month period ended June 30, 2004, on a comparable basis (32.0% on a historical basis) to 35.6% for the period ended June 30, 2005.

•	Capital expenditures in tangible and intangible assets

The investments in tangible and intangible assets of the HCS France sub-segment rose 38.4% on a historical basis and 39.8% on a comparable basis, reaching 854 million euros in the first half of 2005.

On a global and a comparable basis, this 243 million euros increase in the first half of 2005 mainly related to capital expenditures in information technology, extending and restructuring the network, leased handsets and customer service.

The principal increases in CAPEX items as of June 30, 2005 (on a comparable basis) were:

•	IT equipment, up 63 million euros, or 45.1%, related to the pooling of a part of the management of the Group’s IT purchase;

•	network infrastructures and equipment (joint infrastructures, local loop, other access networks, dedicated network nodes and other equipment); up 58 million euros, or 22.0%. This change was essentially linked to the deployment of broadband networks, the growth in high-speed use (TV over ADSL, ADSL 2+, etc.), which require an extension or even restructuring of the existing network;

•	leased terminals and modems, up 39 million euros, largely reflecting the success of Livebox (around 627,000 leased modems as of June 30, 2005, against around 234,000 as of December 31, 2004) and the “MaLigne TV” offer;and

•	customer service platforms (after sales, quality), up 23 million euros.

Conversely, investments in ADSL equipment were down -9.1% (–6 million euros) mainly due to price effects.

3.2.1.2	Home Communication Services Poland (HCS Poland)

3.2.1.2.1	Operating data for HCS Poland

The following table shows the principal operating data of the HCS Poland sub-segment for the six months ended June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	1,560	1,682	1,450	(7.3)%	7.5%

GOM	736	791	679	(6.9)%	8.5%
GOM / Revenues	47.2%	47.0%	46.8%

CAPEX	141	226	195	(37.9)%	(27.9)%
CAPEX / Revenues	9.0%	13.5%	13.5%

GOM - CAPEX	596	564	484	5.6%	23.2%

Average number of employees (full-time equivalent)	32,273	34,880	35,002	(7.5)%	(7.8)%

Number of fixed line customers (1) (in thousands)	11,314	11,371	11,371	(0.5)%	(0.5)%
Number of broadband Internet customers (ADSL+SDI (2)) (1) (in thousands)	927	340	340	172.6%	172.6%

(1)	End of period.
(2)	SDI: rapid Internet access technology.

3.2.1.2.2	Revenues for HCS Poland

The currency fluctuations between the zloty and the euro were favorable between the first half of 2005 and the first half of 2004 (average: 1 euro = 4.08 zloty for the first half of 2005 against 1 euro = 4.73 zloty for the first half of 2004).

Therefore, due to the appreciation of the Polish zloty, revenues for the HCS Poland sub-segment rose 7.5% on a historical basis to 1,560 million euros for the six months ended June 30, 2005.

On a comparable basis, HCS Poland revenues declined -7.3%. This decrease was primarily due to a decline in (i) voice revenues (mainly voice traffic), which was offset only in part by (ii) increased revenues from growing services such as broadband Internet access and data transmission, (iii) and, to a lesser extent, wholesale business.

The decline in telephone traffic revenue is due in particular to the growing effect of the fixed-to-mobile substitution and the Polish operator’s market share decrease following market liberalization (from international and fixed to mobile) and the challenging competitive environment. The “New Tariff Plans” launched in 2004 was successful in slowing down the decrease in traffic (switched voice) and made possible revenue growth from subscriptions (representing 41.4% of total revenues in the first half of 2005 against 35.4% in the first half of 2004). Also, with their positive impact on market share and customer loyalty, these plans were supplemented and extended in the first half of 2005. In fact, to encourage customers to switch from a standard package to these New Tariff Plans, TP S.A customers were offered additional free calls. Since their launch, 2.4 million customers have opted for these new plans, with around 818,000 customers switching to the New Tariff Plans since March 1, 2005. As a result, the overall average revenue per use of the New Tariff Plan customer is an average 30% higher than that of the standard tariff plan customer, and customers use much less pre-selection. The growing popularity of the new offer will further allow TP to slow down a deterioration of its voice market share.

Also, the HCS Poland sub-segment benefited from significant growth in the ADSL customer base of almost 618,000 in the first six months of 2004 (from around 270,000 ADSL customers in the first half of 2004 to around 888,000 ADSL customers in the first half of 2005). Thus, revenues from broadband internet access more than doubled in first half 2005, increasing 102.6%. Also, the increase in ADSL access more than offset the decrease in low-speed revenues, resulting in a 27.5% rise in revenues from Internet access services in the first half of 2005.

Finally, data transmission services (including low and high-speed Internet, data transmission and leased lines), up 16% in the first half of 2005, represented 16.8% of total sub-segment revenues in first half 2005, against 13.4% in first half 2004.

3.2.1.2.3	Gross operating margin and capital expenditures in tangible and intangible assets for HCS Poland

•	Gross operating margin

The GOM in the Poland Home Communications Services sub-segment grew 8.5% on a historical basis, rising from 679 million euros in the first half of 2004 to 736 million euros in the first half of 2005. This change is primarily a reflection of favorable changes in the foreign exchange rates for the zloty between the first half of 2004 and the first half of 2005.

On a comparable, GOM decreased -6.9% to 736 million euros in the first half of 2005. This change can be explained by the cumulative effect of (i) the decline in revenues, which was only partially offset by the significant cost savings achieved with the continuation of the operating cost-cutting plan. On a comparable basis, these gains were primarily achieved in:

•	labor costs (wages and employee benefit expenses), with a drop of -4.9%, essentially due to a decrease in the number of employees following a restructuring plan, which led to a decline of -7.5% in full-time equivalent employees between the end of June 2004 and the end of June 2005;

•	interconnection costs resulting from lower traffic and interconnection rates;

•	costs related to network subcontracting, technical maintenance and IT costs.

As a percentage of revenues, GOM rose from 46.8% at June 30, 2004, on a historical basis, to 47.2% at June 30, 2005. On a comparable basis, this ratio improved, going from 47.0% at June 30, 2004 to 47.2% at June 30, 2005.

•	Capital expenditures in tangible and intangible assets

On a historical basis, investments in tangible and intangible assets decreased by 27.9% to reach 141 million euros in the first half of 2005.

Tangible and intangible investments decreased by 037.9% on a comparable basis between the first half of 2004 and the first half of 2005. This change was mainly attributed to the strong prioritization of investments in the areas of network, IT licenses and IT hardware, as well as lower expenses in the first half of 2005 after the competition in 2004 of the main part of investments relating to the CRM (customer relations management) tool in 2004.

Therefore, the ratio of CAPEX to revenues decreased by 4.5 points (in both historical and comparable basis) to reach 9.0%.

3.2.1.3	Home Communication Services (HCS for Rest of world)

3.2.1.3.1	Operating data for HCS Rest of world

The following table shows the main operating data for the HCS Rest of World sub-segment at June 30, 2005 and at June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	837	789	799	6.1%	4.8%

GOM	88	97	99	(9.5)%	(11.6)%
GOM / Revenues	10.5%	12.3%	12.4%

CAPEX	124	56	56	121.5%	123.0%
CAPEX / Revenues	14.8%	7.1%	7.0%

GOM - CAPEX	(36)	41	44	(189.1)%	(183.5)%

Average number of employees (full-time equivalent)	6,648	7,462	7,515	(10.9)%	(11.5)%

Number of fixed line customers (1) (in thousands)	3,837	3,737	3,737	2.7%	2.7%
Number of broadband Internet customers (1) (in thousands)	1,778	952	952	86.8%	86.8%

(1)	End of period.

3.2.1.3.2	Revenues for HCS Rest of world

Revenues for the Home Communication Services Rest of world climbed 4.8% on a historical basis to reach 837 million euros at June 30, 2005.

On a comparable basis, revenues in the Rest of world sub-segment increased by 6.1%, going from 789 million euros in the first six-month period of 2004 to 837 million euros in the first six-month period of 2005. This change reflects the growth of European subsidiaries, in particular Spain and the United Kingdom, associated with the rapid development of broadband Internet. Furthermore, the success of Livebox was confirmed with around 89,000 Livebox devices sold or leased at the end of June 2005.

The revenues of FT España in Spain (314 million euros in 2005 compared with 279 million euros in 2004 on a historical as well as a comparable basis) increased 12.2% due to growth in the broadband Internet customer base, which rose from around 235,000 customers in the first six-month period of 2004 to around 526,000 customers in the first six-month period of 2005, representing a growth of over 123%. The percentage of broadband customers in the total Internet customer base rose from 15% at the end of June 2004 to 35% at the end of June 2005. Volume for all offers went from 1,438 million clients to 1,436 million clients, for a drop of 0.1%. In the fixed telephony market, the volume of active customers increased from 2,875 million clients at the end of June 2004 to 2,943 millioncustomers at the end of June 2005.

In the United Kingdom, revenues for Wanadoo UK improved by 7.3% on a historical basis to 206 million euros at June 30, 2005 against 192 million euros at June 30, 2004. On a comparable basis, the increase was 9.5%, to 206 million euros at the end of June 2005 compared with 188 million euros at the end of June 2004. The broadband segment posted strong growth, reaching 34% in June 2005 against 12.7% in June 2004, with the broadband customer base rising from around 316,000 customers to around 769,000 in the first six-month period of 2005, for growth of 143%. During the same period, the overall customer base went from 2.497 million customers to 2.236 million customers, for a drop of -10%, reflecting the erosion in low-speed customers.

In the Netherlands, revenues for Wanadoo NL improved by 20.2% to reach 39 million euros at June 30, 2005 against 32 million euros at June 30, 2004 on a historical as well as comparable basis. The broadband customer base grew 20%, going from around 401,000 customers at the end of June 2004 to around 482,000 customers one year later. The proportion of broadband customers grew from 65% to 77% during the same period. The overall customer base grew by 1.6% to total of around 623,000 customers at the end of June 2005 as compared to around 613,000 customers at the end of June 2004.

In Senegal, revenues grew 12.8% (on a historical as well as on a comparable basis) to reach 64 million euros in the first six-month period of 2005. This growth is a reflection in particular of higher traffic, especially fixed-to-mobile calls. Furthermore, a pre-paid product was developed to complete the Sonatel offer, which also extended its coverage (“rural program” obligation).

In Ivory Coast, revenues for Côte d’Ivoire Telecom declined by -16% at the end of June 2005 to 79 million euros. This change is due in particular to (i) the slowdown in economic activity following the troubles in November 2004 and (ii) the effect of a rate cut at the end of 2004. At the same time, the company’s fixed customer base totaled nearly 222,000 customers at the end of June 2005 (an increase of 1.4% compared to the end of June 2004).

In Jordan, revenues for JTC remained generally stable, with growth of 1.8% on a comparable basis (-1.8% on a historical basis), to reach 55 million euros at the end of June 2005. At the same time, the fixed telephony customer base rose at the end of June 2005 to 639,600 customers, an increase of 2% over the first six months of 2004.

3.2.1.3.3	Gross operating margin and capital expenditures in tangible and intangible assets for HCS Rest of world

•	Gross operating margin

The GOM for the HCS Rest of world sub-segment went from 99 million euros in the first six-month period of 2004 to 88 million euros in the first six-month period of 2005, a decrease of 11.6% on a historical basis.

On a comparable basis, the -9.5% decline between the two periods reflects the deterioration:

•	of the GOM of Wanadoo UK (United Kingdom) because of (i) growth in the number of broadband customers, along with high customer acquisition costs and commercial expenses for high-speed offers;

•	and the GOM of CIT in Ivory Coast (fixed services), which primarily reflects the substantial slowdown in business because of the internal disturbances (November 2004) related to the unstable political situation in the country.

These declines were partially offset by:

•	improved operating profitability of France Telecom España in Spain, linked to growth in high-speed Internet activity and the cost-cutting and restructuring plans that began to bear fruit over the second half of 2004 and first half 2005;

•	growth in JTC’s GOM in Jordan, which reflects both growth in sales revenues and a decline in operating expenses (primarily interconnection costs).

•	Capital expenditures in tangible and intangible assets

Investments in tangible and intangible assets in the HCS Rest of world sub-segment totaled 124 million euros in the first six months of 2005, versus 56 million euros in the first six months of 2004 (on both a historical and comparable basis).

This increase of 68 million euros between the two periods is largely due to capital expenditure growth at FT España in Spain (up 36 million euros), at Wanadoo in the United Kingdom (17 million euros increase) and at Wanadoo in the Netherlands (11 million euros increase).

In these three countries, the growth of almost 87% in the broadband customer base (a total customer base of close to 1.8 million for ADSL accesses at the end of June 2005) is the main reason for the growth in investments for:

•	capitalized broadband handsets;

•	continued unbundling of the local loop in Spain;

•	the deployment of “Voice over IP”-related network infrastructures in the Netherlands, the commercial launch of which in April 2005 explains the significant growth in tangible asset expenditures in the first six months of 2005.

Thus, overall, the ratio of capital expenditures to revenues in the HCS Rest of world sub-segment increased from 7.1% in the first six months of 2004 on a comparable basis (7.0% on a historical basis) to 14.8% in the first six months of 2005.

3.2.2	Gross operating margin to operating income in Home Communication Services (HCS)

The table below shows, for the six-month periods ended June 30, 2005 and 2004, the progression from GOM to operating income and details the total operating costs included between the GOM and operating income in the HCS segment.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
GOM	3,971	3,764	3,643	5.5%	9.0%

Employee profit-sharing	(108)	—	(47)	—	(131.1)%
Share-based compensation	(6)	—	(10)	—	38.3%
Depreciation and amortization	(1,534)	(1,913)	(1,973)	19.8%	22.2%
Impairment of goodwill	0	—	0	—	ns
Impairment of non-current assets	(13)	—	90	—	ns
Gains (losses) on disposal assets	7	—	130	—	ns
Restructuring costs	(151)	—	(22)	—	ns
Share of profits (losses) of associates	40	—	5	—	ns

Operating income	2,206	—	1,816	—	21.4%

3.2.2.1	HCS amortization and depreciation

In the first half of 2005, amortization and depreciation totaled -1,534 million euros, compared with -1,973 million euros on a historical basis, and -1,913 million euros on a comparable basis for the first six months of 2004. Thus, it decreased by -22.2% on a historical basis and by -19.8% on a comparable basis when the two periods are compared.

On a historical basis, the decrease of 439 million euros in depreciation and amortization between the first six months of 2004 and the first six months of 2005 includes:

•	the positive impact of the review of the useful life of non-current assets (see Note 3 to the consolidated financial statements) The principal impacts for the first six months of 2005 of this review conducted in the Group are an extension of the useful life of certain types of non-current assets and a decrease in depreciation and amortization. The pro forma impact for the first six-month period of 2004 is 126 million euros and concerns the HCS France and HCS Poland sub-segments;

•	the negative impact of exchange rate fluctuations, which amounts to -73 million euros between the two periods, related primarily to the change in the zloty, is partially offset by changes in the scope of consolidation for 7 million euros, due primarily to the sale of FTC (cable business).

On a comparable basis, depreciation and amortization decreased by 379 million euros between the first six months of 2004 and the first six months of 2005, reflecting:

•	the end of the depreciation of a considerable number of non-current assets within the HCS France sub-segment;

•	the decrease in the depreciation and amortization of TP S.A. subscriber bases (HCS Poland sub-segment).

3.2.2.2	Other operating expenses included between the gross operating margin and operating income of HCS

The other operating expenses included between the GOM and operating income are described in section 2.2 “From the Group gross operating margin to operating income.”

3.2.2.3	HCS Operating income

The operating income for the HCS segment was 2,206 million euros for the first six months of 2005, compared to 1,816 million euros in the first six months of 2004 on a historical basis, representing growth of 21.4%. This change of 390 million euros between the two periods includes in particular the combined effect of the growth in GOM and the decrease in amortization and depreciation, which largely offset the increase of restructuring costs (-151 million euros in the first six-month period of 2005, versus–22 million euros in the first six-month period of 2004) and employee profit-sharing (-108 million euros during the first six months of 2005, as against –47 million in the first six months of 2004).

3.3	ENTERPRISE COMMUNICATION SERVICES (ECS)

The “Enterprise Communication Services” segment (hereinafter ECS) groups together the communication services to business in France and the worldwide Enterprise services of the Equant subsidiary.

3.3.1	From revenues to gross operating margin in Enterprise Communication Services (ECS)

3.3.1.1	ECS Operating data

The table below shows the key operating data for the ECS segment for the periods ended June 30, 2005 and June 30, 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Revenues	3,922	4,123	4,175	(4.9)%	(6.0)%

GOM	986	1,084	1,096	(9.0)%	(9.8)%
GOM / Revenues	25.1%	26.3%	26.2%

CAPEX	177	175	180	0.9%	(1.8)%
CAPEX / Revenues	4.5%	4.3%	4.3%

GOM - CAPEX	809	909	916	(10.9)%	(11.4)%

Average number of employees (full-time equivalent)	16,718	17,105	17,098	(2.3)%	(2.2)%

The table below shows the main pro forma restatements for the ECS segment for the first six months of 2004. Since there are virtually no changes in the scope of consolidation, the main changes between the historical and the comparable figures derive essentially from exchange rate fluctuations tied to the US dollar.

(in millions of euros - unaudited)	Changes on a comparable basis
	Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX	Average number of employees
June 30, 2004 on a historical basis	4,175	1,096	(335)	180	916	17,098

Changes in the scope of consolidation	(5)	1	0	(1)	1	(127)
Other changes	0	(15)	0	0	(15)	134
Exchange rate fluctuations (1)	(47)	2	12	(4)	7	0

June 30, 2004 on a comparable basis	4,123	1,084	(323)	175	909	17,105

(1)	Impact of exchange rate fluctuations between the average exchange rate for the first six months of 2004 and the average exchange rate for the first six months of 2005.

3.3.1.2	ECS Revenues

The table below shows the revenues and other information for the ECS segment for the six-month periods ending June 30, 2005 and 2004.

	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
(in millions of euros - unaudited)		on a comparable basis	historical	on a comparable basis	historical
Business fixed line telephony in France	1,390	1,524	1,524	(8.8)%	(8.8)%
Business networks in France	1,357	1,397	1,397	(2.9)%	(2.9)%
Other business services in France	266	298	305	(10.5)%	(12.5)%
Business global services	1,139	1,113	1,165	2.4%	(2.2)%
Eliminations	(231)	(208)	(216)	(10.8)%	(6.7)%

Business Communication Services revenues	3,922	4,124	4,175	(4.9)%	(6.0)%

Number of business telephone lines in France (1) (2) and (4) (in millions)	5.9	—	5.9	—	0.4%

Business “voice” telephone traffic in France (in billions of minutes)	9.1	—	10.3	—	(11.6)%

Business traffic for online services and narrowband Internet access in France (in billions of minutes)	4.8	—	7.9	—	(39.2)%

Total number of permanent data networks accesses in France (1) (3) and (4) (in thousands)	266.8	—	235.4	—	13.3%
of which Number of IP-VPN accesses (1) (3) and (4) (in thousands)	100.3	—	52.5	—	91.0%

Total number of businesses in France (3) (in thousands)	82.8	—	104.3	—	(20.6)%

Number of Business Everywhere roaming users in France (1) (in thousands)	363.6	—	283.3	—	28.3%

End of period.

(1)	This figure includes the standard analog lines (not including completely unbundled lines) and the Numéris (ISDN) channels, each Numéris channel being accounted for as one line. It does not include completely unbundled telephone lines.
(2)	Access by customers outside the France Telecom group, excluding operators market.
(3)	The figures for the first six months of 2004 have been revised.

Revenues for the Enterprise Communication Services segment were down by -6.0% on a historical basis and by -4.9% on a comparable basis, to 3,922 million euros at June 30, 2005. The drop in Enterprise Fixed Telephony in France and the impact on Business networks of current technological migrations toward IP and DSL media were partially offset by growth in Enterprise services activities.

•	Business fixed telephony in France

Revenues for Business Fixed Telephony in France reached 1,390 million euros at June 30, 2005. They declined -8.8% (on a historical and comparable basis) essentially due to the decrease in Business telephone communication revenues and, to a lesser extent, the decline in revenues for Business online services, with revenues from Business subscriptions remaining stable.

Revenues for Business telephone communications (i.e. 48% of Business Fixed Telephony revenues for the first six months of 2005) declined -14.3% on a comparable and historical basis, related to:

•	the decrease of -11.6% in the volume of telephone communications (both a drop in the market measured to interconnection and a decline in France Telecom’s market share),

•	the impact of price cuts (due primarily to discounts granted to companies on communications and to rate decreases occurring at the beginning of the year on fixed-to-mobile communications).

Revenues from Business subscriptions (47% of Business Fixed Telephony revenues in France during the first six months of 2005) remained stable compared to the first six months of 2004, the residual change reaching -1.6% on a comparable basis. The number of equivalent Business telephone lines was also stable compared to the previous year, with 5.9 million equivalent lines at June 30, 2005.

Business online services represent the bulk of the activity of the Audiotel telephone kiosk, which offers electronic information services accessible by telephone, as well as home banking and weather services. Revenues for Business online services were down -14.3% during the first six months of 2005, compared to the same period of the previous year. The decrease is due primarily to the decrease in traffic volume and the increase in repayments to service providers.

•	Business networks in France

Revenues for Business Networks in France were 1,357 million euros at June 30, 2005. Revenues were down -2.9% (on a comparable and historical basis) primarily due to technological migrations reflected by:

•	a drop of -9.4% in revenues for leased lines acquired by customers outside the France Telecom group (298 million euros for the first half of 2005), which reflects the migration of businesses to managed data network solutions that integrate additional services with the leasing of basic infrastructures. The drop in the overall volume of leased lines by Businesses was -20.6% at the end of June 2005 on low- and medium-speed analogical and leased lines, in particular 64-128 kbit/second lines. Some of these lines are being replaced with DSL accesses, the number of which is growing rapidly. At June 30, 2005, the share of permanent data network accesses utilizing DSL technology reached 59%, compared to 42% one year earlier. In addition, revenues for very high-speed services (in particular the Interlan line, which offers a managed local network interconnection service) are growing substantially and partially offset the drop in revenues from traditional leased lines;

•	revenues from external customers for data network solutions (763 million euros at June 30, 2005) posted a decrease of -0.7%, while the increase in the number of permanent data network accesses during the first six months accelerated during the first six months of 2005 to reach 13.3% at June 30, 2005 (compared to annual growth of 3.6% at December 31, 2004). The drop in revenues reflects the impact of changes in the product mix with a growing share observed for IP VPN solutions since 2004. At June 30, 2005, the number of IP VPN accesses represented 38% of the total number of permanent data network accesses compared to 22% one year earlier. The growth in revenues from these solutions almost entirely offset the drop in sales of traditional managed data network products, such as Frame Relay or X.25.

Revenues for other Business network services include network application services, engineering and support services, as well as integrated network services. The growth of these services during the first six months of 2005 reflects the development of outsourcing activities, added-value services and mobility solutions. In this regard, the number of users of Business Everywhere roaming services in France reached 363,600 at June 30, 2005, an increase of 28.3% compared to June 30, 2004.

•	Other Business services in France

Revenues for other Business services in France totaled 266 million euros at June 30, 2005, a drop of -10.5% on a comparable basis and-12.5% on an historical basis, from the same period the previous year. It is primarily due to the sharp decline in revenues for low-speed Internet access. At the same time, revenues from audiovisual activities, which represented 64% of the revenues from other Business services at June 30, 2005, remained stable, while revenues from equipment (consisting essentially of market trading equipment intended for the financial community) grew by 4.6%.

•	Business Global services

Revenues for Business global services for the first six months of 2005 reached 1,139 million euros, against 1,165 million euros for the first six months of 2004 on a historical basis, a decline of -2.2%, primarily due to the fluctuation in the euro/ U.S. dollar exchange rate. On a comparable basis, revenues for Business global services grew 2.4% during the first six months of 2005. This change is due to the growth in revenues from solutions and services, which more than offset the decrease in revenues from network services.

•	Revenues from network services

The drop in revenues from network services is tied to:

•	the decrease of -3.1% on a comparable basis in IP and data network revenues during the first six months of 2005. The strong pressure on prices and the higher number of disconnections, particularly in North America and Europe, where customer demand is moving toward lower cost IP solutions, continued to have an impact on the IP and data network services business during the first six months of 2005. This product line includes the revenues related to IP services, which are now higher than revenues for less recent technologies, such as X.25, X.28, Frame Relay and ATM, during the first six months of 2005, compared to the first six months of 2004;

•	revenues from voice and video grew slightly during the first six months of 2005, with the growth in revenues from voice over IP offsetting the drop in switched voice revenues.

•	Revenues from service activities

The growth in revenues from service activities reflects the success of the strategy to expand added-valued services to provide global, integrated and customized communications solutions to multinational corporations.

Sales related to the supply and deployment of communication equipment grew by 22.2% on a comparable basis during the first six months of 2005, with the American continent and Russia posting sustained growth.

Revenues from professional services include sales related to project management services, service management, and certain advisory services. The improvement of 33.3% in revenues from professional services on a comparable basis during the first half of 2005, associated with steady growth in North America, Asia-Pacific and Europe, reflects the implementation of the service strategy.

Revenues from IT services, including messaging, hosting and security services, grew by 15.7% on a comparable basis during the first six months of 2005, compared to the same period the previous year, with growth in all regions.

Revenues from integration services, i.e. revenues related to local maintenance services, were stable on a comparable basis during the first six months of 2005, with growth in Russia and North America offsetting the downturn in the other regions.

3.3.1.3	Gross operating margin for ECS

During the first six-month period of 2005, the GOM reached 986 million euros, a drop of -9.8% on a historical basis. On a comparable basis, the GOM declined -9.0%. Accordingly, the ratio of GOM to revenues decreased by 1.2 points during the first six months of 2005 from the first six months of 2004, reaching 25.1%.

The drop in GOM reflects the decrease in “Business fixed telephony” and “Business Network” revenues, partially offset by the savings made on service fees and interoperator costs due to the drop in traffic volumes and the decline in the price for fixed-to-mobile call termination.

3.3.2	From gross operating margin to operating income and capital expenditures in tangible and intangible assets for Enterprise Communication Services (ECS)

The table below, for the six-month periods ending June 30, 2005 and 2004, shows the progression from GOM to operating income and details the total operating expenses included between GOM and operating income for the ECS segment.

(in millions of euros - unaudited)	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
		on a comparable basis	historical	on a comparable basis	historical
GOM	986	1,084	1,096	(9.0)%	(9.8)%

Employee profit-sharing	(9)	—	(12)	—	21.8%
Share-based compensation	(10)	—	(6)	—	(69.6)%
Depreciation and amortization	(250)	(323)	(335)	22.6%	24.7%
Impairment of goodwill	0	—	(534)	—	ns
Impairment of non-current assets	(183)	—	0	—	ns
Gains (losses) on disposal assets	0	—	(2)	—	ns
Restructuring costs	(30)	—	(12)	—	ns
Share of profits (losses) of associates	0	—	8	—	ns

Operating income	504	—	203	—	148.0%

3.3.2.1	Amortization and depreciation for ECS

Amortization and depreciation for the ECS segment decreased by -24.7% on an historical basis, reaching -250 million euros at June 30, 2005.

On a comparable basis, it shrank -22.6%. This decline reflects the optimization of Business global services investments in recent years and the depreciation of the asset base of Business global services at December 31, 2004.

3.3.2.2	Other operating expenses included between gross operating margin and operating income for ECS

The other operating costs included between the GOM and operating income are described in section 2.2 “Group gross operating margin to operating income.”

3.3.2.3	Operating income for ECS

Operating income for the ECS segment grew 148.0%, from 203 million euros for first half 2004 to 504 million euros for second half 2005. This change between the two periods reflects the impact of the decrease in depreciation, combined with the absence of impairment of goodwill during the first six months of 2005, compared with–534 million euros during the first six months of 2004.

3.3.2.4	Capital expenditures in tangible and intangible assets for ECS

The overall amount of investments in tangible and intangible assets reached 177 million euros for the first six months of 2005, down 1.8% in historical data and an increase of 0.9% on a comparable basis, compared to the same period of the previous year. The investments made by Business global services during the first six months of 2005 represented 46% of the overall investments for the ECS segment.

3.4	Directories

The “Directories” segment corresponds to the PagesJaunes Group’s activities in the publication of printed and online directories, distribution, the sale of advertising space, the sale of marketing databases, and the creation of Internet sites for advertisers.

The activities of the Directories segment are based on PagesJaunes in France, as well as its international operations, particularly QDQ in Spain and its other subsidiaries (direct marketing and geographic services).

3.4.1	From revenues to gross operating margin for Directories

3.4.1.1	Operating data for Directories

The table below shows the key operating data for the Directories segment for the periods ended June 30, 2005 and June 30, 2004.

(in millions of euros - unaudited)	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
		on a comparable basis	historical	on a comparable basis	historical
Revenues	482	440	433	9.5%	11.2%

GOM	203	166	166	22.4%	22.0%
GOM / Revenues	42.1%	37.7%	38.4%

CAPEX	5	3	3	96.4%	119.7%
CAPEX / Revenues	1.1%	0.6%	0.6%

GOM - CAPEX	198	163	163	21.1%	20.5%

Average number of employees (full-time equivalent)	4,633	4,399	4,171	5.3%	11.1%

Number of Internet advertisers (in thousands)	360	302	302	19.1%	19.1%

The table below shows the main pro forma restatements for the Directories segment for the first six months of 2004. As there were no exchange rate fluctuations, the main changes between historical and comparable figures derive from changes in the scope of consolidation. These are due primarily to the acquisition of the e-sama company, effective March 1, 2004 in the comparable figures, and the inclusion of Editus Luxembourg and Kompass Belgium as of January 1, 2004 in the comparable figures.

(in millions of euros - unaudited)	Changes on a comparable basis
	Revenues	GOM	Depreciation and amortization	CAPEX	GOM - CAPEX	Average number of employees
June 30, 2004 on a historical basis	433	166	(5)	3	163	4,171

Changes in the scope of consolidation	7	0	0	0	0	228
Exchange rate fluctuations (1)	0	0	0	0	0	0

June 30, 2004 on a comparable basis	440	166	(5)	3	163	4,399

(1)	Impact of exchange rate fluctuations between the average exchange rate for the first six months of 2004 and the average exchange rate for the first six months of 2005.

3.4.1.2	Revenues for Directories

Revenues for the Directories segment reached 482 million euros, up 11.2% for first half 2005 compared to first half 2004 on an historical basis and 9.5% on a comparable basis. This growth can be explained by the following:

•	an improved product offer both in printed directories and online services, due to the successful launching of innovative advertising formats,

•	increase in average revenues per advertiser,

•	acquisition of new customers,

•	rate increases, to a lesser extent.

•	PagesJaunes in France

Revenues for PagesJaunes in France amounted to 438 million euros for first half 2005, up from 397 million euros for first half 2004 (on both a historical and comparable basis), for an increase of 10.2%. On a comparable publication basis, this growth was 7.0% for printed directories. The increase in PagesJaunes activities was driven by growth of close to 15% in revenues for “online services” and by an increase of 7.3% in “printed directories” (2.8% with comparable publication):

•	revenues for “printed directories” went from 266 million euros in first half 2004 to 286 million euros in first half 2005 (on both a historical and comparable basis), due to the development of advertising products such as local display advertising and rate increases;

•	revenues for “online services” reached 141 million euros in first half 2005 compared with 123 million euros in first half 2004 (on both a historical and comparable basis) and represented 32% of the revenues for PagesJaunes in France for first half 2005, compared to 31% for first half 2004. This growth was driven primarily by the 45% rise in revenues for pagesjaunes.fr during the period, due to the enhanced product line, such as the pagesjaumes.fr Totem display products, as well as a rate increase lower than the increase in audience. The number of online Internet advertisers improved proportionately by close to 13.4% to 328,740 advertisers. In addition, the average number of monthly visits to pagesjaunes.fr went from 35 million in June 2004 to 47.7 million in June 2005, which represents an increase of 36%;

•	revenues from other activities rose from 8 million euros for first half 2004 to 11 million euros for first half 2005 (on both a historical and comparable basis).

•	International activities and other subsidiaries

Revenues from international activities and other subsidiaries reached 45 million euros for first half 2005, up 22% from June 30, 2004 on an historical basis and 3.9% on a comparable basis. This pro forma growth was driven primarily by the increase in revenues for the QDQ Media subsidiary in Spain:

•	revenues from directories affording access to private subscribers, including the activities of QDQ Media and Editus in Luxembourg, totaled 20 million euros and increased 5.0% during the first six months of 2005 (on both a historical and comparable basis). This growth derives from the increase in average revenues per advertiser on printed media and the near doubling of revenues from the qdq.com Internet activities;

•	revenues from Kompass activities in France, Belgium and Luxembourg reached 14 million euros during the first six months of 2005, growth of 23% in historical data and 4.3% on a comparable basis;

•	revenues from direct marketing and geographical services activities, including Wanadoo Data, e-sama and Mappy, totaled 11 million euros for first half 2005, growing 90% between the two six-month periods on a historical basis and 1% on a comparable basis.

3.4.1.3	Gross operating margin for Directories

The GOM for the Directories segment posted pro forma growth of 22.4% (22.0% on a historical basis), rising from 166 million euros for first half 2004 to 203 million euros for first half 2005. This improvement was driven by (i) sustained revenue growth, (ii) control of printing costs (paper, printing and distribution of directories), (iii) a seasonal effect of advertising campaigns between the first half of 2004 and the first half of 2005, and (iv) favorable effects from the timing of the publication of printed directories in France and Spain.

In particular, QDQ Media in Spain confirmed its recovery, benefiting from revenue growth and controlled recovery. Compared to revenues, GOM for the Directories segment increased from 38.4% (on a historical basis) (37.7% on a comparable basis) for first half 2004 to 42.1% for first half 2005, for an increase of 3.7 points.

3.4.2	From gross operating margin to operating income and capital expenditures in tangible and intangible assets for Directories

The table below shows the progression from GOM to operating income for the six-month periods ended June 30, 2005 and 2004, and details the total operating expenses included between the GOM and operating income for the Directories segment.

(in millions of euros - unaudited)	Six months ended June 30,			Changes
	2005	2004	2004	05/04	05/04
		on a comparable basis	historical	on a comparable basis	historical
GOM	203	166	166	22.4%	22.0%

Employee profit-sharing	(15)	—	(13)	—	(12.8)%
Share-based compensation	(4)	—	(5)	—	23.1%
Depreciation and amortization	(5)	(5)	(5)	15.6%	10.3%
Impairment of goodwill	0	—	0	—	—
Impairment of non-current assets	0	—	0	—	—
Gains (losses) on disposal assets	0	—	0	—	—
Restructuring costs	0	—	0	—	—
Share of profits (losses) of associates	0	—	0	—	—

Operating income	179	—	143	—	25.2%

3.4.2.1	Amortization and depreciation for Directories

Depreciation amounted to –5 million euros for first half 2005, almost stable compared to June 30, 2004 (both historical and comparable basis).

3.4.2.2	Other operating expenses included between gross operating margin and operating income for Directories

The other operating costs included between the GOM and operating income are described in section 2.2 “ Group gross operating margin to operating income.”

3.4.2.3	Operating income for Directories

The operating income for the Directories segment increased by 31.8% to 179 million euros for first half 2005, reflecting the combined effects of growth in revenues and GOM, and the decrease in operating costs included in the calculation of operating income.

3.4.2.4	Capital expenditures in tangible and intangible assets for Directories

Capital expenditures in tangible and intangible assets for the Directories segment remained structurally of little significance. They increased 3 million euros (on both a historical and comparable basis) for first half 2004 to 6 million euros for first half 2005, representing 1.1% of revenues.

4.	FINANCIAL DEBT AND FINANCING RESOURCES, LIQUIDITY AND CASH FLOW

4.1	CHANGE IN NET FINANCIAL DEBT

At June 30, 2005, France Telecom’s gross financial debt stood at 50.9 billion euros, including 37.7 billion euros in non-current debt and 13.2 billion in current debt.

The net financial debt of France Telecom (see definition in section 6.2 “Glossary “) totaled 46.3 billion euros at June 30, 2005, down from 49.8 billion at December 31, 2004 and 56.7 billion at June 30, 2004 (See Note 8 to the consolidated financial statements).Thus, net financial debt declined by 10.4 billion euros from June 30, 2004. Compared to December 31, 2004, net financial debt decreased 3.6 billion at June 30, 2005, primarily due to the effect of:

•	free cash flow excluding disposals (see definition in section 6.2 “Glossary”) generated during the first six months of 2005, in the amount of 1.9 billion euros (see section 4.3 “Liquidity and cash flow”). This amount was impacted during the first half of 2005 by the acquisition, as part of the implementation of the integrated operator strategy, of all the minority interests in Equant for 0.6 billion, as well as the partial acquisition of the minority interests in Orange Romania for 0.4 billion (see section 2.4.3 “Financial investments”);

•	proceeds of 1.5 billion euros on the sale of investment securities, including PagesJaunes for 0.4 billion, Tower Participations SAS, TDF’s parent company, for 0.4 billion, France Telecom Cable (FTC), as well as the France Telecom group’s cable networks for 0.3 billion, MobilCom AG for 0.3 billion, and Intelsat for 0.1 billion (see section 2.2.6 “Gains (losses) on disposal of assets” and section 4.3.2.2 “Acquisitions and sales of equity interests and subsidiaries, and investments and sales in associates”);

•	the deconsolidation of the tax loss carry back receivables for the 2001 tax year, following the restructuring of the contract for the sale of this tax loss carry back receivables in June 2005 for 1.3 billion euros;

•	other items for 0.1 billion.

These elements contributing to the reduction of the Group’s financial debt were partially offset during the first six months of 2005 by the payment of 1.2 billion euros in dividends by France Telecom S.A.

The annual average compound rate of the France Telecom group’s net financial debt amounted to 6.41% during the first six months of 2005, compared to 6.98% for the first six months of 2004 (see section 2.3.1 “Finance costs, net”).

The net financial debt to equity ratio came to 2.20 at June 30, 2005, compared to 2.82 at December 31, 2004.

The ratio of net financial debt to GOM was 2.50 at June 30, 2005 (on the basis of the GOM recorded over the previous 12 months on an historical basis), versus 2.78 at December 31, 2004. The net financial debt reduction during the first half of 2005 allows the France Telecom group to confirm its target of a ratio of net financial debt to GOM of under 2.50 for the year 2005.

4.2	FINANCIAL DEBT AND FINANCING RESOURCES

4.2.1	Gross and net financial debt

The table below provides a breakdown of net financial debt by category and period due.

(in millions of euros - unaudited)	Due in less than 1 year	Due in more than 1 year	Total at June 30, 2005	Total at Dec. 31, 2004 historical	Total at June 30, 2004 historical
Bonds (1)	4,520	32,562	37,082	39,089	42,812
Bank loans	3,069	2,227	5,296	5,564	6,724
Finance lease liabilities (2)	142	1,591	1,733	1,709	1,825
Impact of derivatives (financial liabilities) (3)	654	738	1,392	2,056	3,344
Accrued interest payable (4)	1,161	0	1,161	1,172	1,064
Treasury bills	1,612	0	1,612	1,293	1,686
Bank overdrafts	390	0	390	346	655
Other financial liabilities (5)	1,623	566	2,189	4,216	4,473

Gross debt (a)	13,171	37,684	50,855	55,445	62,583

Impact of derivatives (financial assets)	136	115	251	240	337
Cash collateral paid	0	761	761	1,129	924
Other financial assets (6)	0	269	269	760	1,343
Accrued interest receivable	0	0	0	0	17
Marketable securities held for trading	266	0	266	240	366
Cash and cash equivalents	2,946	0	2,946	3,153	2,895

Total (b)	3,348	1,145	4,493	5,522	5,882

Effective portion of cash flow hedges (7) (c)	(16)	(91)	(107)	(101)	(41)

Net debt (a)-(b)+(c)	9,807	36,448	46,255	49,822	56,660

(1)	The following items are included in this caption:
a.	the liability component of perpetual bonds redeemable for shares (TDIRAs), amounting to 4,011 million euros at June 30, 2005 (3,994 million euros at December 31, 2004).
b.	the liability component of bonds convertible into or exchangeable for new or existing shares (OCEANEs), amounting to 1,062 million euros at June 30, 2005 (1,053 million euros at December 31, 2004).
c.	bonds redeemable for STMicroelectronics shares measured at fair value, corresponding to 357 million euros at June 30, 2005 (386 million euros at December 31, 2004).
(2)	Finance lease liabilities primarily include the following:
a.	Orange’s finance lease liability in the United Kingdom, totaling 1,233 million euros at June 30, 2005 (1,174 million euros at December 31, 2004). At December 31, 2004, this liability was offset in the amount of 558 million euros by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease (in substance defeasance operations).
b.	Orange’s liability in Switzerland related to the QTE leases, amounting to 147 million euros at June 30, 2005 (127 million euros at December 31, 2004). This liability is offset by related guarantees.
c.	France Telecom S.A.’s liability related to the QTE leases, amounting to 79 million euros at June 30, 2005 (69 million euros at December 31, 2004). This liability is offset by related guarantees.
(3)	The Equant Contingent Value Rights Certificates (CVRs) are qualified as derivative instruments and were therefore included in debt at June 30, 2004 at fair value (2,015 million euros). They were redeemed on July 8, 2004.
(4)	Including 146 million euros at June 30, 2005 in accrued interest on perpetual bonds redeemable for shares (TDIRAs). In 2004, accrued interest on these bonds (corresponding to 548 million euros at December 31, 2004 and 406 million euros at June 30, 2004) was included in “Other financial liabilities”.
(5)	The following items are included in this caption:
a.	a carry back liability, amounting to 223 million euros at June 30, 2005 (1,508 million euros at December 31, 2004), corresponding to the contra entry recorded in relation to the recognition in assets of the carry back receivable sold by France Telecom.
b.	gross debt carried by receivables securitization vehicles, corresponding to 1,252 million euros at June 30, 2005 and 1,460 million euros at December 31, 2004.
c.	commitments to purchase minority interests (put options), amounting to 611 million euros at June 30, 2005 and 547 million euros at December 31, 2004. These commitments mainly concern Orange Slovensko.
(6)	This line primarily includes assets related to France Telecom S.A.’s QTE leases (79 million euros at June 30, 2005 and 69 million euros at December 31, 2004), as well as to Orange’s QTE leases in Switzerland (147 million euros at June 30, 2005 and 127 million euros at December 31, 2004). Guarantees deposited in connection with Orange’s in substance defeasance operations in the United Kingdom (564 million euros at December 31, 2004) were recovered during the first half of 2005. These assets – i.e. the deposits paid on specific transactions – offset part of the related gross debt and are recorded as other financial assets.
(7)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

•	Annual average compound rate

The annual average compound rate of financial debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net financial debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

At June 30, 2005, the annual average compound rate of financial debt was 6.41%.

•	Exposure to market and financial instrument risks

In connection with its industrial and commercial activity, France Telecom is exposed to market risks related to the management of the cost of its debt and the value of certain assets denominated in foreign currencies (equity interests in foreign companies). On the basis of an analysis of its general risk exposure, essentially tied to interest and exchange rate fluctuations, France Telecom utilizes different financial instruments within the limits set by Management in terms of potential effects on earnings, with the objective of optimizing the cost of its financing.

4.2.2	Debt issues and redemptions

On February 26, 2005 and March 9, 2005, France Telecom S.A. redeemed bonds with respective face values of 2,466 million euros and 305 million euros.

4.2.3	Primary changes in credit lines

•	France Telecom S.A.

On June 20, 2005, France Telecom S.A. set up a new syndicated credit line in the amount of 8 billion of euros, with no specific financial covenants.

This credit line was issued under the following terms and conditions:

Amount (in €)	Maturity	Fee on undrawn amount	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years	14.5 basis points from 1 to 5 years
		5 basis points beyond 5 years	17 basis points beyond 5 years

No draw downs were made under this credit line in the first six months of 2005.

In addition, France Telecom S.A. has set up a 125 million euros bilateral credit line indexed to the Euribor. This credit line has been fully drawn down.

•	TP Group

On April 18, 2005, TP Group set up a syndicated credit line of 800 million euros and PLZ 389 million euros. This new credit line, which is not subject to any specific financial covenants, was drawn down in the respective amounts of 233 million euros and PLZ 363 million euros at June 30, 2005.

4.2.4	France Telecom’s credit ratings

At the date the financial statements were established (29 September 2005), France Telecom S.A.’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Having upgraded its rating for France Telecom’s long-term debt from Baa2 to Baa1 on February 23, 2005, Moody’s once again upgraded this rating on June 23, 2005, from Baa1 to A3. The short-term debt rating remained unchanged at P2. On March 24, 2005, Fitch upgraded France Telecom’s short-term debt rating from F2 to F1.

A portion of the Group’s debt includes step-up clauses (11.1 billion of euros of the outstanding balance at June 30, 2005).

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of Standard & Poor’s rating upgrade is estimated at 23 million euros before tax for full-year 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s June 23, 2005 upgrade resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of Moody’s rating upgrade is estimated at 28 million euros before tax for full-year 2005.

4.2.5	Management of covenants

At June 30, 2005, France Telecom S.A. and TP Group were not subject to any specific financial covenants in relation to their credit lines. The Group’s subsidiaries do, however, have to comply with certain financial ratios when contracting loans or other financing, notably gearing and interest cover ratios for Orange France and Orange S.A. in relation to Orange’s receivables securitization programs. If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At June 30, 2005, the ratios calculated met the conditions required.

4.3	LIQUIDITY AND CASH FLOW

The table of simplified consolidated cash flows for the France Telecom group for the six-month periods ending June 30, 2005 and 2004 is presented below (for further details, see the “Consolidated Statement of Cash Flows”) in the consolidated financial statements).

	Six months ended June 30,
	2005	2004
(in millions of euros- unaudited)		historical
Net cash provided by operating activities	5,868	5,870
Net cash used in investing activities	(2,423)	(3,387)
Net cash used in financing activities	(3,776)	(2,999)

When it launched the “Ambition FT 2005” plan, as one of the three components to strengthen the Group’s financial structure, France Telecom set the target to generate over 15 billion euros in net cash flows from operating activities, net of the net cash flow used in investing activities, thanks to the “TOP” (Total Operational Performance) operational improvement program. The table below calculates this indicator and tracks its progress for the six-month periods ending June 30, 2005 and 2004.

	Six months ended June 30,
	2005	2004
(in millions of euros- unaudited)		historical
Net cash provided by operating activities	5,868	5,870
Net cash used in investing activities	(2,423)	(3,387)
Free cash flow	3,445	2,483

Change in short-term marketable securities (1)	0	(1,477)
Free cash flow, excluding the changes in short-term marketable securities	3,445	1,006

Proceeds from sales of investment securities	(1,529)	(18)
Free cash-flow, excluding sales of investment securities and the changes in short-term marketable securities	1,916	988

(1)	Investing net cash in SICAVs (short-term marketable securities) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

The free cash flow (net cash flows generated by operating activities, net of the net cash flow used in investing activities) totaled 3.4 billion euros for the first half of 2005, or about 1 billion in excess of the amount for the first half of 2004 (2.5 billion).

Excluding the change in the short-term marketable securities and the proceeds on the sale of investment securities, the free cash flow amounted to 1.9 billion euros for the first half of 2005, or about twice the amount posted during the same period in 2004 (1 billion). Free cash flow excluding disposals (see definition in section 6.2 “Glossary”) for the first half of 2004 reflected the acquisition of Wanadoo and Orange minority interests.

	Six months ended June 30,
	2005	2004
(in millions of euros- unaudited)		historical
Free cash-flow, excluding sales of investment securities and the changes in short-term marketable securities	1,916	988

Acquisition of the minority interests of Wanadoo and Orange (1st six-month period of 2004), Equant and Orange Roumanie (1st six-month period of 2005)	999	2,276
Organic cash flow	2,915	3,264

Acquisition of Tele Invest II (exercise of the Kulczyk put option)	(350)	0
Organic cash flow after acquisition of Tele Invest II	2,565	3,264

Organic cash flow (see definition in section 6.2 “Glossary”) was 3.3 billion euros in the first half of 2004, excluding the acquisition of the Wanadoo and Orange minority interests for a total of 2.3 billion. Excluding the acquisition of the Equant and Orange Romania minority interests for a total of 1 billion euros (see section 2.4.3 “Financial Investments”), this amount totaled 2.9 billion euros in the first six-months of 2005. This decline reflects the increase in tangible and intangible assets net of the change in non-current asset suppliers, i.e. 0.4 billion euros between both periods.

Moreover, the acquisition of Tele Invest II in the first half of 2005, amounting to 3.57% of the capital from TP S.A., appears in the accounts in the net cash flow used in financing activities as debt repayment following the consolidation of Tele Invest and Tele Invest II in 2004. In the first half of 2005, this transaction resulted in a 350 million euros payment (see Note 11 to the consolidated financial statements). After adjusting for this payment, cash flow rose to 2.6 billion euros.

4.3.1	Net cash flow generated by operating activities

The net cash flow generated by operating activities was 5,868 million euros over the first half of 2005, a stable amount compared to the first half of 2004 (5,870 million euros). This change results primarily from:

•	the positive impact (i) of the 6.2% increase in GOM between the two periods, and (ii) of the reduction in financial interest paid excluding the interest on the TDIRA (perpetual bonds redeemable for shares);

•	the positive impact from the change in total working capital requirements between the first half of 2004 and the first half of 2005. The total change in working capital requirements had a negative impact on net cash flow generated by operating activities in the first half of 2005 at –36 million euros, but much less than in the first half of 2004 (–314 million euros);

•	Under the effects of the program to reduce working capital requirements initiated in the “TOP” Program, the change in operating working capital requirements was a positive 81 million euros in the first half of 2005 (compared to a negative impact of –99 million euros in the first half of 2004), primarily due to a 53 million euros reduction in net inventories;

•	the negative impact (i) from a specific item in the first half of 2005 (January 2005 payment of –548 million euros in interest on the TDIRA capitalized in fiscal years 2003 and 2004), (ii) the –309 million euros increase in taxes paid out, and (iii) the neutralization of a reversal of the provision relating to the Group’s business in Lebanon in the amount of –199 million euros (see Note 10 to the consolidated financial statements).

4.3.2	Net cash flow used in investing activities

The net cash flow used in investing activities includes the acquisitions and sales of tangible and intangible assets (net of the change in non-current asset suppliers), the acquisitions and sales of investment securities and subsidiaries (net of acquired or transferred cash), investments and sales in equity associates, as well as the net change in transferable securities and other long-term assets.

Net cash flow used in investing activities was –2,423 million euros in the first half of 2005, compared to –3,387 million euros in 2003.

4.3.2.1	Acquisitions and sales of tangible and Intangible assets

Acquisitions of tangible and intangible assets correspond to capital expenditures in tangible and intangible investments including GSM and UMTS licenses, and are shown in the consolidated statement of cash flows net of the change in non-current asset suppliers. The amount of the change in non-current asset suppliers is shown in the table of additional information under the consolidated statement of cash flows.

Acquisitions of tangible and intangible assets, net of the change in non-current asset suppliers, record a significant increase and total –2,959 million euros in the first half of 2005 up from –2,578 million euros in the first half of 2004 (see section 1.3.2 “Results of the TOP operational improvements program “ and section 2.4.1 “Investments in Tangible and Intangible assets excluding GSM and UMTS licenses”).

Proceeds on the disposal of tangible and intangible asset amounted to 96 million euros in the first half of 2005, compared to 42 million euros in the first half of 2004.

4.3.2.2	Acquisitions and sales of investment securities and businesses, and investments and sales in equity associates

Financial investments in the first half of 2005 totaled –1,029 million euros, compared with–2,326 million euros in the first half of 2004, related primarily to the acquisition of all Equant minority interests for –591 million euros, as well as the partial acquisition of the Orange Romania minority interests for –408 million euros (see section 2.4.3 “Financial Investments”).

In the first half of 2004, the principal transactions were the partial acquisition of the Wanadoo S.A. minority interests for 1,818 million euros and the acquisition of the balance of the Orange S.A. minority interests for 458 million euros (see section 2.4.3 “Financial Investments”).

Moreover, proceeds from sales of investment securities, net of the cash transferred, amounted to 1,529 million euros in the first half of 2005 (compared to 18 million euros in the first half of 2004), primarily on PagesJaunes for 437 million euros, Tower Participations SAS, a company holding TDF, for 400 million euros, France Telecom Cable (FTC) and the cable networks of the France Telecom Group for 292 million euros, MobilCom AG for 265 million euros and Intelsat for 109 million euros.

4.3.2.3	Net change in marketable securities and other long-term assets

In the first half of 2005, all marketable securities and other long-term assets increased by 60 million euros, compared to a –1,457 million euros decrease in the first half of 2004. Most of the decline recorded in the first half of 2004 originated from the change in marketable securities and more particularly the short-term marketable securities, which decreased by –1,477 million euros for the period.

4.3.3	Net cash flow used in financing activities

The net cash flow used in financing activities generally represented a need for–3,776 million euros in the first half of 2005, compared to –2,999 million euros in the first half of 2004.

The principal financing transactions carried out over the first half of 2005 include repayments of bonds convertible or exchangeable for new or existing shares and and long-term loans in the amount of–3,125 million euros. The principal debt repayments in the first half of 2005 were as follows:

•	France Telecom S.A’s repayment of a bond with a nominal value of 2,466 million euros on February 26, 2005,

•	France Telecom S.A ‘s repayment of a bond with a nominal value of 305 million euros on March 9, 2005,

•	France Telecom S.A.’s repayment of a bond with a nominal value of 146 million euros on January 16, 2005.

Moreover, early in 2005, Tele Invest II began to pay down its debt in the amount of–350 million euros (see Note 11 of to the consolidated financial statements).

Conversely, the reimbursement of the OPCS in substance defeasance deposit amounted to 573 million euros. This transaction, which is substantially classified as a prepayment of finance lease commitments has the effect of simultaneously canceling the finance lease deposit and liability.

In first half 2004, the principal financing operations included long-term bond issues and issues of convertible bonds for the amount of 4,977 million euros, and primarily included:

•	bonds issued by France Telecom S.A. on January 23, 2004, with a bond of 1 billion euros maturing in 2007, a bond for 750 million euros maturing in 2012, and a bond issue for 500 million pounds sterling (726 million euros at the time of issue) maturing in 2034;

•	EMTN (Euro Medium Term Note) issues maturing in 2005, 2006 and 2009 during the first half of 2005 for a total amount of 2.4 billion euros.

Conversely, repayments of long-term loans and redemptions of convertible bonds in the first half of 2004 totaled –8,566 million euros.

In addition, bank overdrafts and short-term borrowings increased by 477 million euros in the first half of 2005 (compared to a 1,231 million euros increase in the first half of 2004).

Dividends paid in the first half of 2005 represented –1,475 million euros (compared to -673 million euros in the first half of 2004), including –1,184 million euros for France Telecom S.A.

5.	CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

Contractual obligations and off-balance commitments are described in Note 10.2 to the consolidated financial statements.

6.	ADDITIONAL INFORMATION

6.1	SUBSEQUENT EVENTS

Post balance sheet events are described in Note 11 to the consolidated financial statements.

6.2	GLOSSARY

External purchases: External purchases include:

•	Commercial expenses: outside purchases related to the purchase of handset and other products sold, to distribution commissions, and to publicity, promotion, sponsoring and rebranding expenses.

•	Other external purchases: external purchases including service fees and inter-operator costs, general and administrative costs, call center subcontracting costs, real estate expenses, costs related to the network and to IT equipment, and equipment purchases.

ARPU — Orange (PCS segment): annual average revenue per user (ARPU) is calculated by dividing network revenues generated over the last twelve months by the use of the network (outgoing traffic, incoming traffic, connection fees, roaming fees for customers from other networks and revenues from value-added services) by the weighted average number of customers during the same period. The weighted average number of customers during a period is the average of the monthly average number of customers during the same period. The monthly average is calculated as the arithmetic mean of the number of customers at the opening and closing of the month. ARPU is expressed as annual revenues per customer.

ARPU — Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.

AUPU — Orange (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

Other external purchases: see External purchases.

CAPEX: capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases.

Free cash flow: net cash-flow generated by operating activities, net of the cash flow used for investing activities. The investment of cash in cash SICAV is considered from an accounting point of view as cash flow used in investing activities. To calculate free cash flow, these cash SICAV are considered cash equivalents and included in the calculation.

Free cash flow excluding sales: net cash flow generated by operating activities, net of the cash flow used in investing activities, excluding income from the sale of equity interests. The investment of cash assets in cash SICAV is considered from an accounting point of view as cash flow used in investing activities. To calculate free cash flow excluding transfers, these cash SICAV are considered to be cash equivalents and are included in the calculation.

Organic cash flow: net cash flow generated by operating activities, net of the cash used in investing activities, excluding income from the sale of investment securities, excluding the acquisition of minority interests in Orange, Wanadoo, Equant and Orange Romania, and excluding payment of the Equant guaranteed value certificates (CVG). The investment of cash equivalents in short-term marketable securities is considered from an accounting point of view as a cash flow used in investing activities. To calculate free cash flow excluding sales, these cash SICAV are considered cash equivalents and are included in the calculation. Payment of the Equant Guaranteed Value Certificates (CVG) was made during the second half 2004 and had no impact on the first half of 2004.

Commercial expenses: see External purchases.

Orange network revenues (PCS segment): the Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by the other operators. It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

Orange acquisition costs (PCS segment): the acquisition costs per customer correspond to the sum of the acquisition costs of the handsets sold and the commissions paid to distributors from which are deducted the revenues received from the sale of the handsets for each new customer.

Orange customer retention (PCS segment): the costs of customer loyalty development per customer is equal to the sum of the acquisition costs of the handsets sold plus the commissions paid to distributors, from which are deducted the revenues received from the sale of the handsets for each customer renewing contract with Orange.

Pro forma data: pro forma data with comparable methods, consolidation and exchange rates are presented for the preceding period. This comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding financial year for the purpose of presenting financial data with comparable methods, consolidation and exchange rates, over comparable periods. The method used is to apply to the data of the corresponding period of the preceding financial year the consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

Statutory data: statutory data means data before elimination of inter-segment transactions.

Net financial debt: total gross financial debt (converted at the closing rate), less active transaction derivatives, cash flow hedges and fair value hedges, less the paid guaranty deposits relating to the derivatives (cash collateral assets), less cash and cash equivalents, marketable securities and less certain guaranty deposits established for specific transactions (if the associated debt is included in the gross financial debt), and impacted by the effective portion of the cash flow hedges.

Labor costs (wages and employee benefit expenses): see OPEX.

Number of employees (active employees at end-of-period): the number of persons working on the last day of the period, including both permanent and temporary contracts.

Average number of employees (full-time equivalent): average number of active employees over the period, prorated by their work time, including permanent and temporary contracts.

Operating expenses (OPEX): operating expenses included in the determination of the gross operating margin (GOM), including:

•	Labor costs (wages and employee benefit expenses): the labor costs included in the determination of the gross operating margin (GOM) does not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Labor costs (wages and employee benefit expenses) are net of the capitalized production;

•	Operating expenses (OPEX) excluding labor costs (wages and employee benefit expenses): operating expenses excluding labor costs (wages and employee benefit expenses) include external purchases (see External purchases) as well as other operating income and expenses.

Gross operating margin (GOM): Revenues less external purchases, other operating expenses (net of other operating income) and labor costs (wages and employee benefit expenses). The labor costs (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

Gross operating margin (GOM) – Capital Expenditures (CAPEX): indicator of the gross operating margin (GOM) less capital expenditures in tangible and intangible assets GSM and UMTS licenses and excluding investments financed by finance leases (CAPEX).

Orange non-voice services (PCS segment): revenues from non-voice services correspond to all wireless services revenues excluding those generated by voice services. For example, they include revenues generated by text messaging (SMS) and multimedia messaging (MMS), data transmission (WAP, GPRS and 3G), plus the charges billed to the customer for data content (ring tone downloading, sports scores, etc.), telemetry, wireless portals and their content.

Orange churn rate (PCS segment): a measure of the number of customers leaving the Group’s network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighed average number of customers over the same period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 20, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information